EnCana’s first quarter cash flow reaches US$1.41 billion,

or $3.11 per share – up 46 percent per share

Total natural gas, oil and NGLs sales per share up 8 percent

Quarterly dividend increased 50 percent to 15 cents per share

Calgary, Alberta, (April 27, 2005) – EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2005 total cash flow per share increased 46 percent to US$3.11 per share diluted, or $1.41 billion, compared to the first quarter of 2004. Cash flow and operating earnings rose due to increased sales, higher natural gas and liquids prices and strong operating performance during the first quarter. Total operating earnings increased 34 percent per share to $1.34 per share diluted, or $611 million, compared to the first quarter of 2004. First quarter sales of natural gas, oil and natural gas liquids (NGLs) from total operations increased 8 percent per share from the first quarter of 2004. Sales were 4.52 billion cubic feet of gas equivalent (Bcfe) per day. EnCana’s first quarter net earnings were impacted by an unrealized after-tax loss due to mark-to-market accounting of all hedges, which run primarily through 2006. This resulted in a first quarter net loss from total operations of 10 cents per share diluted, or $45 million.

EnCana increases quarterly dividend 50 percent to 15 cents per share
Given EnCana’s strong financial and operating performance, the board of directors has increased the quarterly dividend 50 percent from 10 to 15 cents per share, on a pre-split basis, which is payable on June 30, 2005 to common shareholders of record as of June 15, 2005.

“In the past several months, the market has recognized the merits of our sharpened focus on profitable, long life North American resource plays. Our unconventional strategy is delivering strong shareholder value. Along with disciplined capital investment in our large portfolio of resource plays, we are returning capital to shareholders through share buybacks and today’s 50 percent dividend increase as we work to build the net asset value of every EnCana share,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

IMPORTANT NOTE: EnCana reports in U.S. dollars and follows U.S. protocols, which report sales and reserves on an after-royalties basis. All dollar figures are U.S. dollars unless otherwise noted. EnCana is treating the U.K. and Ecuador operations as discontinued because the U.K. operations were sold in December 2004 and EnCana plans to sell its Ecuador assets. Total results, which include results from Ecuador in 2005 and from the U.K. in prior periods, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its Web site – www.encana.com.

Q1 2005 Financial and Operating Highlights

	Continuing operations	Total operations

Cash flow per share diluted	$2.88, up 50%	$3.11, up 46%
Operating earnings per share diluted	$1.14, up 15%	$1.34, up 34%
Net (loss) per share diluted	$(0.28)	$(0.10)

Natural gas sales	3.15 Bcf/d, up 17%	3.15 Bcf/d, up 16%
Oil and NGLs sales	157,000 bbls/d, down 5%	230,000 bbls/d, down 13%

Total sales on Bcfe basis	4.1 Bcfe/d, up 11%	4.5 Bcfe/d, up 5%

Total Mcfe sales, per 1,000 shares	825 Mcfe, up 14%	913 Mcfe, up 8%

All references in the remaining text of this news release are on a continuing operations basis.

Continuing operations: Cash flow up 50 percent per share; Operating earnings up 15 percent per share
EnCana’s first quarter 2005 cash flow per share from continuing operations increased 50 percent to $2.88 per share diluted, or $1.31 billion, compared to the same period in 2004. First quarter cash flow from continuing operations includes a cash tax provision of $225 million, which is consistent with the company’s 2005 guidance. Operating earnings from continuing operations per share increased 15 percent to $1.14 per share diluted, or $518 million, compared to the first quarter of 2004. EnCana’s first quarter net earnings from continuing operations were reduced by $628 million, after-tax, as a result of the unrealized mark-to-market accounting standard governing price risk management activity. About one-third of the mark-to-market loss is attributed to price hedges put in place in the spring of 2004, relating to the acquisition of Tom Brown, Inc. The Tom Brown volumes were hedged through 2006 as a prudent financial measure to help lock in strong returns on the 2004 acquisition. The balance primarily applies to other oil and gas hedges running through 2006. First quarter net earnings also include an after-tax unrealized loss of $15 million due to translation of U.S. dollar denominated debt issued in Canada. These unrealized hedging and currency losses resulted in a net loss from continuing operations of 28 cents per share diluted, or $125 million, compared to net earnings of $326 million in the same 2004 period.

Sales from continuing operations up 14 percent per share
First quarter sales of natural gas, oil and NGLs from continuing operations increased 14 percent per share from the first quarter of 2004. First quarter sales were 4.09 Bcfe per day.

“A successful winter of drilling across our Canadian resource plays, the continued development of our expanded assets in the U.S. and increasing demand and prices for natural gas and oil have combined to generate strong first quarter cash flow and operating earnings for EnCana. Despite a number of weather related setbacks in the quarter, we are on track in 2005 to meet our sales guidance. Natural gas production from EnCana’s North American resource plays is expected to drive a steady climb during the next three quarters towards achieving 2005 sales of between 3.35 billion and 3.50 billion cubic feet of natural gas per day,” Morgan said.

“We continue to focus on efficient execution in the development of our key long-life North American resource plays, where daily production has increased 23 percent in the past year. By applying rigorous capital discipline and adding new efficiencies each year, we are achieving strong returns from these plays,” Morgan said.

Natural gas sales from continuing operations up 20 percent per share in past year
EnCana’s first quarter natural gas sales from continuing operations increased 20 percent per share to 3.15 billion cubic feet per day compared with the first quarter of 2004. Oil and NGLs sales from continuing operations of 157,000 barrels per day decreased 3 percent per share, due to the sale of conventional oil properties during 2004. Operating costs from continuing operations were 64 cents per thousand cubic feet of gas equivalent (Mcfe), which is slightly higher than the company’s full year forecast range due mainly to the impact of an appreciating Canadian dollar. EnCana expects full year operating costs to be within guidance of 55 to 60 cents per Mcfe. First quarter capital investment was $1.5 billion. EnCana drilled 1,352 net wells during the first quarter, about one-quarter of its 2005 forecast of between 5,000 and 5,500 net wells. At the end of March 2005, the company had about 1,500 gas wells awaiting tie-in.

EnCana updates Unbooked Resource Potential: 19 trillion cubic feet of gas, 900 million barrels of oil & NGLs
Resource plays typically have huge long term potential beyond currently producing wells. EnCana’s Total Resource Portfolio consists of its proved reserves and its Unbooked Resource Potential. Proved reserves are estimated by independent evaluators in accordance with regulatory standards and industry best practices. EnCana engineers have recently updated the company’s Unbooked Resource Potential effective December 31, 2004. In 2004, EnCana’s proved reserves from continuing operations grew by 19 percent, before bitumen revision, to 14.8 trillion cubic feet equivalent. Beyond proved reserves, the company has estimated its Unbooked Resource Potential to be the quantities of hydrocarbons that may be added to proved reserves through the low-risk development of known resources within existing landholdings, that exceed the company’s targeted economic thresholds. EnCana estimates that this Unbooked Resource Potential could be converted to proved reserves over the next five years should the company choose to exploit its drilling inventory at a rate which results in compounded annual production growth exceeding 10 percent. Should EnCana proceed with a lower growth rate strategy, it is expected that the Unbooked Resource Potential would be converted to proved reserves over a longer time frame. As of December 31, 2004, EnCana estimates its Unbooked Resource Potential is 19 trillion cubic feet of natural gas and 900 million barrels of oil and NGLs. The estimate of Unbooked Resource Potential is based on information currently available to EnCana; actual results may differ materially from these estimates.

EnCana’s resource life exceeds a quarter century
EnCana’s Total Resource Portfolio is key to EnCana’s predictable long-term development plans. Based on EnCana’s 2004 production, the company’s estimated total natural gas resource life is about 27 years. For oil and NGLs, the company’s total oil and NGLs resource life estimate is about 26 years. EnCana’s total resource drilling inventory consists of about 36,000 gas wells and about 1,000 oil wells at year end 2004.

“EnCana is extremely well positioned to continue to create shareholder value over the long run as it executes on its huge drilling inventory within our low-risk manufacturing style development program. Largely contained in approximately 18 million net undeveloped acres of onshore North American lands, this total resource life extends for more than a quarter century, based on 2004 production rates, and we believe has the ability to fuel sustainable, profitable growth for many years,” said Randy Eresman, EnCana’s Chief Operating Officer.

	EnCana’s Total Resource Portfolio

	Natural Gas	Oil & NGLs	Evaluated By
	(Tcf)	(MMbbls)

EnCana proved reserves* (at Dec. 31, 2004)	10.5	**721	Independent qualified reserves evaluators

Unbooked Resource Potential	19.0	900	EnCana engineers

Total Resource Portfolio	29.5	1,621

*Continuing operations (excludes Ecuador)
**Before bitumen revision

2005 sales on track
EnCana is on track to meet its 2005 full year sales guidance, from continuing operations, of between 4.25 billion and 4.50 billion cubic feet of gas equivalent per day, comprised of between 3.35 billion and 3.50 billion cubic feet of natural gas per day and between 150,000 and 170,000 barrels of oil and NGLs per day. The company’s sales guidance assumes the divestiture of approximately 22,000 BOE per day of conventional Canadian production later this year. The liquids guidance does not include production of between 75,000 and 85,000 barrels of oil per day from Ecuador, which has been treated as discontinued due to the planned divestiture.

North American natural gas prices rise in the first quarter of 2005
EnCana’s North American realized field prices, excluding financial hedging, averaged $5.81 per thousand cubic feet, up 10 percent in the first quarter of 2005 from an average of $5.26 per thousand cubic feet in the same 2004 period. Including hedging, EnCana’s average first quarter realized gas price was $5.99 per thousand cubic feet. Natural gas prices are expected to stay strong due to the tight North American supply and demand balance driven by continued demand growth primarily from the electricity generation industry while overall supply has struggled to keep pace. The average first quarter benchmark NYMEX index gas price was $6.27 per thousand cubic feet, up 10 percent from $5.69 per thousand cubic feet in the first quarter of 2004.

First quarter world oil prices remain strong; Canadian heavy oil price differentials widen
World oil prices continued to be strong through the first quarter of 2005 due to increasing global demand, primarily in Asia and North America. During the first quarter of 2005, the average benchmark West Texas Intermediate (WTI) crude oil price was $50.03 per barrel, up 42 percent from the first quarter 2004 average of $35.25 per barrel. The substantially higher level of WTI, combined with limited worldwide upgrading capacity for heavy crude oils, resulted in a significant widening of light/heavy crude oil price differentials. In the first quarter, the WTI/Bow River differential increased 105 percent to $18.51 per barrel compared to the same 2004 period. In the first quarter, EnCana’s average realized oil and NGLs price, excluding hedging, was $29.77 per barrel, up 17 percent; including hedging it was $24.59 per barrel, up 19 percent compared to the same period in 2004.

Risk management strategy
EnCana’s market risk mitigation strategy is intended to help deliver greater predictability of cash flow and returns on investment. Detailed risk management positions at March 31, 2005 are presented in Note 12 to the unaudited first quarter consolidated financial statements. In the first quarter of 2005, EnCana’s financial commodity risk management measures resulted in after-tax cash flow from continuing operations being lower by approximately $10 million, comprised of a $49 million loss on oil hedges, offset by a $35 million gain on gas hedges and a $4 million gain on other hedges.

Hedging aimed at providing downside price protection
A review of the company’s hedging strategy in 2004 resulted in a preference towards the use of hedging instruments which provide downside protection, but do not limit upside in a rising price environment. Currently, about 79 percent of 2005 forecast gas sales is exposed to price upside, while about 53 percent has downside price protection. For oil, about 81 percent of 2005 forecast oil sales is exposed to price upside, while about 34 percent has downside protection. Overall, on a Mcfe basis, about 80 percent of EnCana’s forecast 2005 sales are exposed to market price upside. Beyond 2005, fixed price hedges are in place for approximately 810 million cubic feet per day of 2006 gas production and 31 million cubic feet per day of 2007 gas production.

EnCana Continuing Operations Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended March 31)	Q1	Q1
($ millions, except per share amounts)	2005	2004	% Δ

Revenues, net of royalties	2,661	2,730	- 3

Cash flow	1,308	896	+ 46
Per share – basic	2.93	1.94	+ 51
Per share – diluted	2.88	1.92	+ 50
Add back:
Total cash tax	225	225	-

Pre-tax cash flow	1,533	1,121	+ 37

Net capital investment	1,466	958	+ 53

Net (loss) earnings	(125)	326	- 138
Per share – basic	(0.28)	0.71	- 139
Per share – diluted	(0.28)	0.70	- 140

Add (Deduct):
Unrealized mark-to-market accounting loss, after-tax	628	213	+ 195

Unrealized foreign exchange loss on translation of U.S. dollar debt issued in Canada, after-tax	15	32	- 53

Future tax (recovery) due to tax rate change	-	(109)	n/a

Operating earnings	518	462	+ 12
Per share – diluted	1.14	0.99	+ 15

Common shares (millions)
Weighted average (basic)	445.9	460.9	- 3
Weighted average (diluted)	454.5	467.1	- 3

EnCana financial results in U.S. dollars and operating results according to U.S. protocols
EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalty basis.

Operating Highlights
(for the period ended March 31)	Q1	Q1
(After royalties)	2005	2004	% Δ

North America Natural Gas (MMcf/d)
Production	3,119	2,684	+ 16
Inventory withdrawal	27	-	n/a

Natural gas sales (MMcf/d)	3,146	2,684	+ 17

North America Oil and NGLs (bbls/d)	157,184	165,877	- 5

Total sales (MMcfe/d)	4,089	3,679	+ 11

Per share sales (Mcfe per 1,000 shares)	825	726	+ 14

Key resource play growth up 23 percent across EnCana’s portfolio
In North America, development capital continues to be focused on turning EnCana’s Unbooked Resource Potential into production and reserves. First quarter oil and gas production from key North American resource plays has increased more than 23 percent since the first quarter of 2004. This is driven mainly by increases in gas production in the Piceance basin in Colorado, shallow gas and coalbed methane (CBM) on the company’s legacy Suffield and Palliser Blocks, Cutbank Ridge in northeast British Columbia, the acquisition of East Texas lands and growth from the Fort Worth resource play, plus increases in oil production at Pelican Lake in northeast Alberta.

Growth from key North American resource plays

Resource Play	Daily Production
(After royalties)	2005	2004					2003
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	431	389	404	373	387	394	374
Piceance	300	261	291	282	251	218	151
East Texas	82	50	83	81	36	-	-
Fort Worth	61	27	34	31	23	21	7
Greater Sierra	195	230	211	244	247	216	143
Cutbank Ridge	56	40	50	45	41	22	3
CBM	33	17	27	19	11	10	4
Shallow Gas	625	592	629	595	590	554	507

Oil (Mbbls/d)
Foster Creek	30	29	28	29	30	28	22
Pelican Lake	21	19	23	22	15	15	16

Total (MMcfe/d)	2,091	1,892	2,034	1,976	1,858	1,696	1,416

% change from Q1 2004	23.3

% change from prior period	2.8	33.6	2.9	6.4	9.6	7.1

Drilling activity in key North American resource plays

	Net Wells Drilled
Resource Play	2005	2004					2003
	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	28	70	21	17	21	11	59
Piceance	77	250	47	66	66	71	284
East Texas	21	50	23	20	7	-	-
Fort Worth	9	36	8	10	10	8	5
Greater Sierra	59	187	18	13	21	135	199
Cutbank Ridge	23	50	17	12	4	17	20
CBM	164	577	126	272	98	81	267
Shallow Gas	273	1,552	222	384	416	530	2,366

Oil
Foster Creek	17	11	7	-	-	4	8
Pelican Lake	19	92	-	33	30	29	134

Total net wells	690	2,875	489	827	673	886	3,342

Corporate developments

Shareholders to vote today on two-for-one share split
At the Annual and Special meeting of EnCana’s shareholders later today, EnCana’s shareholders are being asked to approve the split of EnCana’s outstanding common shares on a two-for-one basis. In addition to shareholder approval, the stock split is subject to the receipt of all required regulatory approvals.

If approved by shareholders, and subject to regulatory approvals, each shareholder will receive one additional common share for each common share held on the record date for the stock split of May 12, 2005. Pursuant to the rules of the Toronto Stock Exchange, EnCana’s common shares will commence trading on a subdivided basis at the opening of business on May 10, 2005, which is the second trading day preceding the record date. Also on May 10, 2005, EnCana’s common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of EnCana’s common shares. It is anticipated that share certificates representing the additional common shares resulting from the stock split will be mailed to registered common shareholders on or about May 20, 2005.

Quarterly dividend increased 50 percent to 15 cents per share
EnCana’s board of directors has increased the company’s quarterly dividend 50 percent to 15 cents per share, on a pre-split basis, which is payable on June 30, 2005 to common shareholders of record as of June 15, 2005.

Normal Course Issuer Bid purchases
To date in 2005, EnCana has purchased for cancellation approximately 11 million of its shares at an average price of $61.65 per share under its current Normal Course Issuer Bid, which allows the company to purchase up to 10 percent of the company’s public float at the time of the approval of the original bid – October, 2004. The company had 440.8 million shares outstanding at March 31, 2005. EnCana’s 2005 capital program is expected to be funded by cash flow, while the company’s planned divestitures of conventional assets in 2005 are expected to bring in substantial funds which EnCana believes will provide the opportunity to increase net asset value per share through share purchases and debt repayment.

Financial strength

EnCana maintains a strong balance sheet. At March 31, 2005 the company’s net debt-to-capitalization ratio was 39:61. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.8 times. These ratios are expected to decrease through the year due to cash inflows from operations and asset sales.

In the first quarter of 2005, EnCana invested $1,519 million of capital in continuing operations. Net divestitures were $53 million, resulting in net capital investment in continuing operations of $1,466 million.

EnCana Corporation
With an enterprise value of approximately US$38 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

NOTE 1: Non-GAAP measures
This news release contains references to cash flow, pre-tax cash flow, cash flow from continuing operations, operating earnings from continuing operations and total operating earnings. Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth and increase in net asset value); anticipated life of proved reserves; anticipated Unbooked Resource Potential; anticipated conversion of Unbooked Resource Potential to proved reserves; estimates of the company’s Total Resource Portfolio; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated total resource life, including total natural gas resource life and total oil and NGLs resource life; planned divestitures of conventional Canadian properties, the potential structure of such transactions and the potential monetization of such assets; planned sale of interests in the Gulf of Mexico and Ecuador and the timing of such potential transactions; the expected proceeds from planned divestitures; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and EnCana’s ability to participate in commodity price upside; the anticipated steps to implement the proposed two-for-one share split and the impact of such a split; anticipated purchases pursuant to the Normal Course Issuer Bid; estimated reserve life indices; potential demand for gas; anticipated production in 2005 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2005 and beyond; anticipated ability to meet production, operating cost and sales guidance targets; anticipated costs; anticipated prices for natural gas; potential sale of the company’s NGLs business and the timing of such a transaction; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747

Paul Gagne
Manager, Investor Relations
(403) 645-4737

Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2005, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004. Readers are referred to the legal advisory detailing “Forward-Looking Statements” contained at the end of this MD&A. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian GAAP in United States dollars (except where indicated as being in another currency).

This MD&A has been prepared in United States dollars with production and sales volumes presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated April 28, 2005.

SUMMARY OF KEY SECTIONS

Certain terms used in this MD&A (and not otherwise defined) are defined in the notes regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana, found at the end of this MD&A.

SUMMARY OF KEY EVENTS AND FINANCIAL RESULTS

Key events in the first quarter of 2005:

•	Cash flow from continuing operations of $1,308 million has increased 46 percent from $896 million in the first quarter of 2004.

•	Net loss from continuing operations was $125 million compared with net earnings of $326 million in the first quarter of 2004. The net loss was mainly due to the $628 million after-tax unrealized commodity hedging losses.

•	Operating earnings from continuing operations of $518 million increased 12 percent from $462 million in the first quarter of 2004 as a result of increased volumes and prices offset by increased depreciation, depletion and amortization.

•	Sales volumes from continuing operations increased 11 percent to 4,089 million cubic feet equivalent per day (“MMcfe/d”) comprised of 3,146 MMcf/d of natural gas and 157,184 barrels per day (“bbls/d”) of liquids.

•	Average sales prices, excluding hedges, increased ten percent for North American natural gas and 17 percent for North American liquids.

•	EnCana recorded total realized commodity hedging losses of $10 million after-tax and unrealized commodity hedging losses of $628 million after-tax.

•	EnCana purchased approximately 11 million shares under the Normal Course Issuer Bid (“Bid”) for a total cost of $669 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

OVERVIEW

EnCana is a leading independent North American oil and gas company. EnCana pursues predictable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana’s disciplined pursuit of these unconventional resources has enabled it to become North America’s leading producer and a technical and cost performance leader in the development of oilsands through in-situ recovery.

EnCana reports the results of its continuing operations under two operating segments:

•	Upstream, which focuses on the Company’s exploration for and development and production of , crude oil and liquids (“NGLs”), and other related activities.

•	Midstream & Market Optimization, which is conducted by the Midstream & Marketing division. Midstream focuses on storage operations, NGLs processing and power generation operations. Marketing undertakes market optimization activities to enhance the sale of Upstream’s proprietary production. Market optimization results reflect third party purchases and sales of product which provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

BUSINESS ENVIRONMENT

NATURAL GAS

Concerns over the ability of North American natural gas supply to continue to grow despite drilling levels and the influence of high crude oil prices have continued to result in historically high average NYMEX gas prices.

Higher average AECO gas prices in the first quarter of 2005 compared with the same period in 2004 can be attributed to increased NYMEX prices. The first quarter increase in the AECO/NYMEX basis differential in 2005 compared to the first quarter of 2004 is also attributable to the higher NYMEX prices as the basis tends to widen as the NYMEX price increases. In part, this can be explained by the higher fuel costs associated with accessing downstream markets.

				Year
	Three months ended March 31			Ended
Natural Gas Price Benchmarks		2005 vs
(Average for the period)	2005	2004	2004	2004

AECO Price (C$/Mcf)	$6.69	1%	$6.60	$6.79
NYMEX Price ($/MMBtu)	6.27	10%	5.69	6.14
Rockies (Opal) Price ($/MMBtu)	5.53	12%	4.94	5.23
AECO/NYMEX Basis Differential ($/MMBtu)	0.86	25%	0.69	0.91
Rockies/NYMEX Basis Differential ($/MMBtu)	0.74	-1%	0.75	0.91

CRUDE OIL

The West Texas Intermediate (“WTI”) crude oil price was higher in the first quarter of 2005 than the fourth quarter of 2004 and significantly higher than the first quarter of 2004. This was caused by continued world oil demand (primarily in Asia and North America), increased speculative interest in crude oil and related products, and concern over limited world spare production capacity. The world oil price in the first quarter was further supported by late winter weather, as well as reduced supply from the Gulf of Mexico and Canada.

Heavy oil differentials were significantly wider in the first quarter of 2005 compared to 2004 due to the higher price for WTI and the wider U.S. Gulf Coast light to heavy product differentials reflected in the wider Maya differential, which is the North American heavy crude benchmark. Increased Canadian heavy crude-on-crude competition also contributed to widening Canadian heavy oil differentials. The Bow River Blend average sales price for the first quarter of 2005 was 63 percent of WTI compared to 74 percent in the first quarter of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

The WTI/NAPO differential for the first quarter of 2005, as a percentage of WTI, was relatively unchanged compared to the same period in 2004, despite a widening of light/heavy differentials in the U.S. Gulf Coast. This was primarily related to better netbacks received on sales of NAPO into the U.S. West Coast.

				Year
	Three months ended March 31			Ended
Crude Oil Price Benchmarks		2005 vs
(Average for the period $/bbl)	2005	2004	2004	2004

WTI	$50.03	42%	$35.25	$41.47
WTI/Maya Differential	17.23	84%	9.35	11.58
WTI/Bow River Differential	18.51	105%	9.03	12.82
WTI/OCP NAPO Differential (Ecuador)	17.18	47%	11.65	14.33

U.S./CANADIAN DOLLAR EXCHANGE RATES

The March 31, 2005 U.S./Canadian dollar exchange rate of US$0.827 per C$1 increased by eight percent compared with the March 31, 2004 rate of $0.763. The March 2005 rate is slightly lower than the 2004 year-end rate.

CONSOLIDATED FINANCIAL RESULTS

SUMMARY

Cash flow increased to $1,413 million from $995 million, an increase of $418 million or $0.98 per share diluted. Higher commodity prices and growth in sales volumes were partially offset by increased expenses. Cash flow from continuing operations increased $412 million, or $0.96 per share diluted, to a total of $1,308 million in the first quarter of 2005 compared to $896 million in the same quarter of 2004.

Net earnings decreased $335 million to a net loss of $45 million in the quarter. EnCana’s net loss from continuing operations in the quarter is $125 million compared with net earnings of $326 million in the first quarter of 2004. Higher volumes and prices in the first quarter of 2005 were offset by unrealized financial commodity hedge losses from continuing operations of $628 million after-tax, increased operating and administrative expenses and increased depreciation, depletion and amortization (“DD&A”). The net loss this quarter includes an unrealized after-tax loss of $15 million on Canadian issued U.S. denominated debt resulting from the decrease in value of the Canadian dollar since year-end compared with an unrealized after-tax loss of $32 million in the first quarter of 2004.

ACQUISITIONS AND DIVESTITURES

EnCana has announced plans to divest of mature western Canadian conventional assets producing approximately 22,000 barrels of oil equivalent per day, assets in the Gulf of Mexico, certain natural gas gathering and processing facilities in the U.S. Rocky Mountain states and its Ecuador operations.

On April 28, 2005 EnCana announced the sale of its Gulf of Mexico assets for approximately $2 billion in cash, resulting in net proceeds of approximately $1.5 billion after-tax and other adjustments. The sale is expected to close on or before June 13, 2005 and is subject to normal closing conditions and regulatory approvals. The planned use of the proceeds from this divestiture is discussed in the “Outlook” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

				Year
	Three months ended March 31			Ended
Consolidated Financial Summary		2005 vs
($ millions, except per share amounts)	2005	2004	2004	2004

Cash Flow(1)	$1,413	42%	$995	$4,980
– per share – basic	3.17	47%	2.16	10.82
– per share – diluted	3.11	46%	2.13	10.64

Net (Loss) Earnings	(45)	-116%	290	3,513
– per share – basic	(0.10)	-116%	0.63	7.63
– per share – diluted	(0.10)	-116%	0.62	7.51

Operating Earnings(2)	611	31%	465	1,976
– per share – diluted	1.34	34%	1.00	4.22

Cash Flow from Continuing Operations(1)	1,308	46%	896	4,605
– per share – basic	2.93	51%	1.94	10.00
– per share – diluted	2.88	50%	1.92	9.84

Net (Loss) Earnings from Continuing Operations	(125)	-138%	326	2,211
– per share – basic	(0.28)	-139%	0.71	4.80
– per share – diluted	(0.28)	-140%	0.70	4.72

Operating Earnings from Continuing Operations(2)	518	12%	462	1,989
– per share – diluted	1.14	15%	0.99	4.25

Revenues, Net of Royalties	2,661	-3%	2,730	11,810

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are discussed under “Cash Flow” in this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings” in this MD&A.

Quarterly Summary	2005	2004				2003
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow(1)	$1,413	$1,491	$1,363	$1,131	$995	$1,254	$977	$1,007
– per share – basic	3.17	3.25	2.95	2.46	2.16	2.71	2.06	2.10
– per share – diluted	3.11	3.21	2.92	2.43	2.13	2.69	2.04	2.08

Net (Loss) Earnings	(45)	2,580	393	250	290	426	290	807
– per share – basic	(0.10)	5.62	0.85	0.54	0.63	0.92	0.61	1.68
– per share – diluted	(0.10)	5.55	0.84	0.54	0.62	0.91	0.61	1.67

Operating Earnings(2)	611	573	559	379	465	316	278	277
– per share – diluted	1.34	1.23	1.20	0.81	1.00	0.68	0.58	0.57

Cash Flow from Continuing Operations(1)	1,308	1,429	1,259	1,021	896	1,103	918	990
– per share – basic	2.93	3.11	2.73	2.22	1.94	2.39	1.94	2.06
– per share – diluted	2.88	3.07	2.70	2.19	1.92	2.37	1.92	2.04

Net (Loss) Earnings from Continuing Operations	(125)	1,188	432	265	326	447	266	801
– per share – basic	(0.28)	2.59	0.94	0.58	0.71	0.97	0.56	1.67
– per share – diluted	(0.28)	2.56	0.93	0.57	0.70	0.96	0.56	1.65

Operating Earnings from Continuing Operations(2)	518	612	553	362	462	337	254	271
– per share – diluted	1.14	1.32	1.19	0.78	0.99	0.72	0.53	0.56

Revenues, Net of Royalties	2,661	4,208	2,320	2,552	2,730	2,639	2,190	2,233

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are discussed under “Cash Flow” in this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

CASH FLOW

EnCana’s cash flow was $1,413 million in the first quarter of 2005, an increase of $418 million or $0.98 per share diluted, from the same period in 2004. This increase reflects the net impact of the Company’s overall five percent sales volume growth, increased prices for the first three months in 2005 and lower realized hedge losses. EnCana’s discontinued operations contributed $105 million to cash flow this quarter, an increase of $6 million from the first quarter of 2004.

EnCana’s first quarter 2005 cash flow from continuing operations increased $412 million, or $0.96 per share diluted, to $1,308 million compared with the same period in 2004 with significant items as follows:

•	Natural gas sales volumes increased 17 percent to 3,146 MMcf/d.

•	Average North American natural gas prices, excluding financial hedges, were $5.81 per Mcf in the first quarter of 2005 compared to $5.26 per Mcf in the first quarter of 2004, an increase of ten percent.

•	Average North American liquids prices, excluding financial hedges, were $29.77 per bbl in the first quarter of 2005 compared to $25.39 per bbl in the first quarter of 2004, an increase of 17 percent.

•	Realized financial commodity hedge losses included in cash flow from continuing operations were $10 million after-tax in the first quarter of 2005 compared to $60 million after-tax for the same period in 2004.

•	The current income tax provision was $225 million in the quarter unchanged from $225 million in the first quarter of 2004.

Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors to measure the Company’s ability to finance its capital programs and meet its financial obligations. The calculation of cash flow is disclosed on the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.

NET EARNINGS

EnCana’s net loss was $45 million in the first quarter of 2005 compared with net earnings of $290 million in the same period in 2004.

EnCana’s first quarter net loss from continuing operations was $125 million, a decrease of $451 million, or $0.98 per share diluted in 2005 compared with 2004. In addition to the items affecting cash flow from continuing operations as detailed previously, significant items are:

•	Unrealized mark-to-market losses of $628 million after-tax in the first quarter of 2005 compared to $213 million after-tax in the first quarter of 2004.

•	Included in 2004 is a gain due to a change in tax rates of $109 million, with no comparable amount to-date in 2005.

•	A $15 million after-tax unrealized loss on Canadian issued U.S. dollar debt to-date in 2005 compared with a $32 million after-tax unrealized loss in the first quarter of 2004.

•	An increase in DD&A of $160 million as a result of increased sales volumes, the impact of the higher value of the Canadian dollar and higher DD&A rates resulting from the impacts of foreign exchange, the Tom Brown, Inc (“TBI”) acquisition in May 2004 and increased future development costs.

The impacts on results from the conversion of Canadian to U.S. dollars should be considered when analyzing specific components contained in the Interim Consolidated Financial Statements. For every 100 Canadian dollars spent on capital projects, operating expenses and administrative expenses, the Company incurred additional costs of approximately US$5.60 based on the increase in the average U.S./Canadian dollar exchange rate in the first quarter of 2005 to $0.815 compared to $0.759 in the first quarter of 2004. Revenues were relatively unaffected by the increase in the exchange rate since commodity prices received are largely based in U.S. dollars or in Canadian dollar prices which are closely tied to the value of the U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Reconciliation of Net Earnings (Loss) from Continuing
Operations from 2004 to 2005
($ millions)
2004 First Quarter net earnings from continuing operations	$326
Upstream volumes	217
Upstream prices	180 (1)
Realized loss on financial contracts	72
Income tax	(16)
Gain on disposition	(34)
Upstream expenses	(88)
DD&A expenses	(160)
Unrealized fair value adjustment on financial contracts	(652)
Other	30

2005 First Quarter net loss from continuing operations	$(125)

(1)	Excludes the effect of Upstream financial hedging.

OPERATING EARNINGS

Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that show net earnings excluding non-operating items such as the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates. Management believes these items reduce the comparability of the Company’s underlying financial performance between periods. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. The following table has been prepared in order to provide investors with information that is more comparable between years.

Summary of Operating Earnings	Three months ended March			Year Ended
		2005 vs
($ millions)	2005	2004	2004	2004

Net (Loss) Earnings, as reported	$(45)	-116%	$290	$3,513
Deduct: Gain on discontinuance	-		-	(1,364)
Add: Unrealized mark-to-market accounting loss (after-tax)	641		252	165
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	15		32	(229)
Deduct: Future tax recovery due to tax rate reductions	-		(109)	(109)

Operating Earnings (1)(2)	$611	31%	$465	$1,976

($ per Common Share – Diluted)

Net (Loss) Earnings, as reported	$(0.10)	-116%	$0.62	$7.51
Deduct: Gain on discontinuance	-		-	(2.92)
Add: Unrealized mark-to-market accounting loss (after-tax)	1.41		0.54	0.35
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	0.03		0.07	(0.49)
Deduct: Future tax recovery due to tax rate reductions	-		(0.23)	(0.23)

Operating Earnings (1)(2)	$1.34	34%	$1.00	$4.22

(1)	Operating Earnings is a non-GAAP measure that shows net (loss) earnings excluding the after-tax gain or loss from the disposition of discontinued Operation, the after-tax effects of unrealized mark-to-marker accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(2)	Unrealized gains or losses have no impact on cash flow.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Summary of Operating Earnings from Continuing Operations	Three months ended March 31			Year Ended
		2005 vs
($ millions)	2005	2004	2004	2004

Net (Loss) Earnings from Continuing Operations, as reported	$(125)	-138%	$326	$2,211
Add: Unrealized mark-to-market accounting loss (after-tax)	628		213	116
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	15		32	(229)
Deduct: Future tax recovery due to tax rate reductions	-		(109)	(109)

Operating Earnings from Continuing Operations (1)(2)	$518	12%	$462	$1,989

($ per Common Share – Diluted)

Net (Loss) Earnings from Continuing Operations, as reported	$(0.28)	-140%	$0.70	$4.72
Add: Unrealized mark-to-market accounting loss (after-tax)	1.39		0.45	0.25
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	0.03		0.07	(0.49)
Deduct: Future tax recovery due to tax rate reductions	-		(0.23)	(0.23)

Operating Earnings from Continuing Operations (1)(2)	$1.14	15%	$0.99	$4.25

(1)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net (loss) earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instrument, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rate.

(2)	Unrealized gains or losses have no impact on cash flow.

RESULTS OF OPERATIONS

UPSTREAM OPERATIONS

Financial Results from Continuing Operations
Three months ended March 31
($ millions)		2005				2004

		Crude Oil and				Crude Oil and
	Produced Gas	NGLs	Other	Total	Produced Gas	NGLs	Other	Total

Revenues, Net of Royalties	$1,697	$348	$61	$2,106	$1,266	$313	$50	$1,629
Expenses
Production and mineral taxes	75	12	-	87	46	8	-	54
Transportation and selling	114	17	-	131	106	21	-	127
Operating	165	71	56	292	121	73	47	241

Operating Cash Flow	$1,343	$248	$5	$1,596	$993	$211	$3	$1,207

Depreciation, depletion and amortization				660				503

Upstream Income				$936				$704

Results from continuing operations reflect an 11 percent or 410 MMcfe/d increase in sales volumes for the quarter ended March 31, 2005 compared with the same period in 2004. The increase in sales volumes is primarily attributable to organic growth on North American resource plays. In addition, sales volumes increased as a result of the TBI acquisition offset somewhat by non-core property dispositions in 2004.

Revenues, net of royalties, reflect the increase in natural gas and crude oil benchmark prices (see the “Business Environment” section of this MD&A) for the quarter offset by the realized hedging losses. The effect of realized commodity hedging losses for the quarter ended March 31, 2005 was $22 million, or $0.06 per Mcfe compared to $92 million or $0.27 per Mcfe for the same period in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

North American production and mineral taxes for produced gas increased 63 percent in the first quarter of 2005 compared to the same period in 2004 primarily due to increased natural gas prices and volumes in the United States and a higher effective tax rate on production growth in Colorado.

For the three months ended March 31, 2005, operating expenses were $51 million higher representing an increase of $0.06 per Mcfe to $0.64 per Mcfe compared to $0.58 per Mcfe for the same period in 2004 primarily due to an increase in the average U.S./Canadian dollar exchange rate during 2005 and an increase in long-term compensation expenses due to the higher EnCana share price. Excluding the impact of foreign exchange, operating expenses in 2005 would have increased to $0.60 per Mcfe.

DD&A expense increased by $157 million for the first quarter of 2005 compared to the first quarter of 2004 primarily as a result of increased sales volumes and the impact of the higher value of the Canadian dollar compared to the U.S. dollar applied to Canadian dollar denominated DD&A expense. On a North America basis, excluding Other activities, DD&A rates were $1.77 per Mcfe for the first quarter of 2005 compared to $1.48 per Mcfe in the first quarter of 2004. DD&A rates have increased in 2005 due to the impacts of foreign exchange, the TBI acquisition and increased future development costs.

Revenue Variances for First Quarter 2005 compared to First Quarter 2004 From Continuing Operations Three months ended March 31
($ millions)
	2004			2005
	Revenues,	Revenue		Revenues,
	Net of	Variances in:		Net of
	Royalties	Price(1)	Volume	Royalties

Produced Gas
Canada	$936	$166	$31	$1,133
United States	330	36	198	564

Total Produced Gas	$1,266	$202	$229	$1,697

Crude Oil and NGLs
Canada	$285	$41	$(33)	$293
United States	28	6	21	55

Total Crude Oil and NGLs	$313	$47	$(12)	$348

(1)	Includes realized commodity hedging impacts.

The increase in sales volumes accounts for approximately 47 percent of the change in revenues, net of royalties, for the first quarter of 2005 compared with the first quarter of 2004. In the table above, impacts from price changes are reduced as a result of the quarter over quarter changes in realized commodity hedge losses mentioned previously.

The crude oil and NGLs variance in Canada of $(33) million for the first quarter of 2005 compared with the first quarter of 2004 was mainly due to the dispositions of mature conventional oil producing assets during 2004.

Quarterly Sales Volumes	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (million cubic feet per day)	3,146	3,087	3,096	3,001	2,684	2,662	2,518	2,457
Crude Oil (barrels per day)	130,826	132,061	142,506	144,347	142,669	151,644	149,582	134,734
NGLs (barrels per day)	26,358	27,409	27,167	26,340	23,208	22,827	23,288	24,934

Continuing Operations (million cubic feet equivalent per day) (1)	4,089	4,044	4,114	4,025	3,679	3,709	3,555	3,415

Discontinued Operations Ecuador (barrels per day )	72,487	77,876	74,846	78,303	80,982	77,352	39,807	37,221
United Kingdom (barrels of oil equivalent per day)(2)	-	13,927	20,222	26,728	22,755	18,400	6,979	11,019
Syncrude (barrels per day)	-	-	-	-	-	-	3,399	7,316

Discontinued Operations (million cubic feet equivalent per day) (1)	435	551	570	630	623	574	301	333

Total (million cubic feet equivalent per day) (1)	4,524	4,595	4,684	4,655	4,302	4,283	3,856	3,748

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Includes natural gas and liquids (converted to BOE).

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Year-to-date Sales Volumes	Three months ended March 31			Year Ended
		2005 vs
	2005	2004	2004	2004

Produced Gas (million cubic feet per day)	3,146	17%	2,684	2,968
Crude Oil (barrels per day)	130,826	-8%	142,669	140,379
NGLs (barrels per day)	26,358	14%	23,208	26,038

Continuing Operations (million cubic feet equivalent per day) (1)	4,089	11%	3,679	3,966
Discontinued Operations
Ecuador (barrels per day)	72,487	-10%	80,982	77,993
United Kingdom (barrels of oil equivalent per day) (2)	-	-100%	22,755	20,973

Discontinued Operations (million cubic feet equivalent per day) (1)	435	-30%	623	594

Total (million cubic feet equivalent per day) (1)	4,524	5%	4,302	4,560

(1) Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2) Includes natural gas and liquids (converted to BOE).

In the first quarter of 2005, sales volumes from continuing operations were higher by 11 percent, or 410 MMcfe/d compared to the first quarter of 2004.

Canadian natural gas sales volumes during the first quarter of 2005 increased approximately four percent or 79 MMcf/d from the comparable quarter in 2004. This increase results mainly from successful resource play drilling programs at Cutbank Ridge in northeast British Columbia, Shallow Gas and CBM in southern Alberta and gas storage withdrawals of 27 MMcf/d in the first quarter of 2005. The growth in volumes was offset partially by the net divestiture of non-core properties which were producing approximately 92 MMcf/d during 2004. Natural gas sales volumes in the United States in the first quarter were higher by approximately 56 percent or 383 MMcf/d compared to the same quarter of 2004. Increases are primarily due to the TBI acquisition which added approximately 271 MMcf/d, the Fort Worth properties acquisition in December 2004 which added approximately 31 MMcf/d, and successful resource play drilling at Piceance and Jonah which added approximately 80 MMcf/d.

In 2005, liquids sales volumes from continuing operations declined by five percent or 8,693 bbls/d when compared to the first quarter of 2004. The lower liquids sales volumes were mainly due to the disposition of Petrovera and other non-core properties in the first and third quarters of 2004, respectively, offset by the continued development of Pelican Lake and Foster Creek as well as incremental NGLs production from the TBI acquisition.

Per Unit Results – Produced Gas
Three months ended March 31
($  per thousand cubic feet)

	Canada			United States
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004

Price	$5.70	9%	$5.21	$6.04	12%	$5.39
Expenses
Production and mineral taxes	0.09	13%	0.08	0.62	22%	0.51
Transportation and selling	0.37	-16%	0.44	0.46	18%	0.39
Operating	0.65	16%	0.56	0.45	36%	0.33

Netback	$4.59		$4.13	$4.51		$4.16

Gas Sales Volumes (MMcf per day)	2,079	4%	2,000	1,067	56%	684

Benchmark NYMEX natural gas prices for the first quarter of 2005 were higher by ten percent compared with 2004. For the three months ended March 31, 2005, North American realized commodity hedging gains on natural gas were approximately $51 million or $0.18 per Mcf compared to a loss of approximately $20 million or $0.08 per Mcf in the same period in 2004.

Per unit production and mineral taxes in the U.S for the quarter ended March 31, 2005 compared to 2004 increased 22 percent or $0.11 per Mcf due to a combination of higher gas prices and a higher effective tax rate caused by the significant production growth in Colorado offset somewhat by lower production and mineral tax rates for TBI production.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Natural gas per unit transportation and selling costs for the U.S. have increased 18 percent or $0.07 per Mcf for the three months ended March 31, 2005 compared to 2004, primarily as a result of marketing TBI gas volumes downstream of the wellhead. Per unit transportation and selling costs in Canada have decreased 16 percent or $0.07 per Mcf for the three months ended March 31, 2005 compared to the same period in 2004 as a result of a reduction in the average distances to sales markets from production facilities.

Canadian natural gas per unit operating expenses for the first quarter of 2005 were 16 percent or $0.09 per Mcf higher compared to the same period of 2004 primarily due to the higher U.S./Canadian exchange rates, repairs and maintenance, electrical costs and property taxes. Increases in the U.S. per unit natural gas operating expenses of 36 percent or $0.12 per Mcf for the three months ended March 31, 2005 compared to the same period in 2004 were mainly a result of higher operating cost properties from the TBI acquisition. In addition, operating costs in both Canada and the U.S. were affected by higher long-term compensation expenses during the first quarter of 2005.

Per Unit Results – Crude Oil
Three months ended March 31
($  per barrel)

	North America
		2005 vs
	2005	2004	2004

Price	$27.60	12%	$24.73
Expenses
Production and mineral taxes	0.53	43%	0.37
Transportation and selling	1.39	-7%	1.50
Operating	6.04	8%	5.61

Netback	$19.64		$17.25

Crude Oil Sales Volumes (bbls per day)	130,826	-8%	142,669

Increases in the average crude oil price in the first quarter of 2005, excluding the impact of financial hedges, reflect the increase in the benchmark WTI which increased 42 percent in 2005 compared to 2004. This increase was partially offset by the increased WTI/Bow River crude oil price differential (up approximately 105 percent). Realized commodity hedging losses on crude oil were approximately $73 million or $5.18 per bbl of liquids in 2005 compared to a loss of approximately $72 million or $4.79 per bbl of liquids in 2004.

North American crude oil per unit production and mineral taxes increased by 43 percent or $0.16 per bbl in the first three months of 2005 compared to the same period in 2004 primarily due to higher prices and increased production from southern Alberta and Saskatchewan properties which are subject to freehold mineral tax and Saskatchewan resource tax, respectively.

The crude oil per unit transportation and selling expenses in the first quarter of 2005 decreased seven percent or $0.11 per bbl mainly due to an adjustment in 2004 oil transportation rates recorded in the fourth quarter of 2004, partially offset by higher U.S./Canadian exchange rates.

North American crude oil per unit operating costs for the first quarter of 2005 have increased eight percent or $0.43 per bbl compared to the same period in 2004 mainly due to the higher U.S./Canadian exchange rate, higher workovers, repairs and maintenance, SAGD fuel gas costs and long-term compensation expenses. This increase was partially offset by the sale of Petrovera in February 2004, which had higher operating costs relative to other properties.

Per Unit Results – NGLs
Three months ended March 31
($  per barrel)

	Canada			United States
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004

Price	$40.04	47%	$27.27	$40.93	25%	$32.77
Expenses
Production and mineral taxes	-	-	-	4.20	36%	3.09
Transportation and selling	0.35	-	0.35	0.01	-	-

Netback	$39.69		$26.92	$36.72		$29.68

NGLs Sales Volumes (bbls per day)	11,692	-16%	13,971	14,666	59%	9,237

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

NGLs realized price changes generally correlate with changes in WTI oil prices. The strong WTI oil price in the first quarter of 2005 positively impacted NGLs prices.

U.S. per unit production and mineral taxes for the three months ended March 31, 2005 compared to the same period in 2004 increased 36 percent or $1.11 per bbl. Higher NGLs prices in the first quarter of 2005 and increased production growth in Colorado, which results in a higher effective production tax rate, were the key reasons for this increase, offset somewhat by lower rates for TBI production.

MIDSTREAM & MARKET OPTIMIZATION OPERATIONS

Financial Results
Three months ended March 31
($ millions)	2005			2004
		Market			Market
	Midstream	Optimization	Total	Midstream	Optimization	Total

Revenues	$566	$961	$1,527	$551	$868	$1,419

Expenses
Transportation and selling	-	5	5	-	8	8
Operating	73	10	83	71	7	78
Purchased product	428	935	1,363	449	838	1,287

Operating Cash Flow	$65	$11	$76	$31	$15	$46

Depreciation, depletion and amortization			9			7

Segment Income			$67			$39

Revenues in Midstream & Market Optimization operations increased eight percent in the first quarter of 2005 compared with the same period in 2004 due primarily to increases in commodity prices. Operating cash flow increased $30 million in this same period to $76 million due to improved results from gas storage optimization activities.

CORPORATE

	Three months ended March 31
		2005 vs
($ millions)	2005	2004	2004

Revenues	$(972)	-206%	$(318)
Expenses
Operating	(3)	50%	(2)
Depreciation, depletion and amortization	17	6%	16

Segment Income	$(986)	-197%	$(332)

Administrative	61	24%	49
Interest, net	100	27%	79
Accretion of asset retirement obligation	9	50%	6
Foreign exchange loss	31	-47%	59
Stock-based compensation	4	-20%	5
Gain on dispositions	-	-100%	(34)
Income tax recovery	(63)	-20%	(79)

Corporate revenues in the first quarter of 2005 include approximately $972 million in unrealized mark-to-market losses related to financial commodity contracts compared with $320 million during the same quarter of 2004. Other mark-to-market gains ($7 million) on derivative financial instruments related to interest and electricity consumption are recorded in interest, net and operating expenses respectively.

DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Administrative expenses increased 24 percent for the three months ended March 31, 2005. The increase reflects the effect of the increased long-term compensation expenses and the change in the U.S./Canadian dollar exchange rate. Administrative costs were approximately $0.17 per Mcfe compared with $0.15 per Mcfe in the first quarter of 2004.

The higher interest expense resulted primarily from the higher average outstanding debt level compared with March 31, 2004 as a result of the TBI acquisition in the second quarter of 2004. EnCana’s long-term debt of $7,695 at March 31, 2005 is comparable with the amount of debt outstanding at December 31, 2004. EnCana’s weighted average interest rate on outstanding debt was 5.4 percent, up from the 2004 average of approximately 5.0 percent.

The majority of the foreign exchange loss of $31 million to-date in 2005 resulted from the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued in Canada. Under Canadian GAAP, the Company is required to translate long-term debt issued in Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings.

During the first quarter of 2004, EnCana sold an equity investment and recorded a gain of $34 million on this sale; there were no similar sales in the first quarter of 2005.

The effective tax rate in the first quarter of 2005 was a recovery of 33.5 percent compared to a recovery of 32.0 percent for 2004. Further information regarding EnCana’s effective tax rate can be found in Note 6 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings subject to tax. There are a variety of items of this type, including:

•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting value.

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations.

•	The non-taxable half of Canadian capital gains (losses).

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.

The 2004 effective tax rate includes a reduction of $109 million in future income taxes resulting from the reduction in the Alberta tax rate from 12.5 percent to 11.5 percent and Alberta’s retention of the resource allowance and non-deductible crown royalties regime until 2007.

Current income tax expense for the quarter ended March 31, 2005 was $225 million unchanged from the same period in 2004.

The operations of the Company are complex and related tax interpretations, regulations and legislation in the various jurisdictions that the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

CAPITAL EXPENDITURES

Capital Summary
($ millions)

	Three months ended March 31
		2005 vs
	2005	2004	2004

Upstream	$1,457	18%	$1,239
Midstream & Market Optimization	44	389%	9
Corporate	6	-33%	9

Core Capital Expenditures	$1,507	20%	$1,257
Acquisitions	12	-96%	267
Dispositions	(53)	-91%	(566)
Discontinued Operations	47	-82%	267

Net Capital	$1,513	24%	$1,225

The Company’s core capital expenditures increased approximately $250 million from $1,257 million in the first quarter of 2004 to $1,507 million in the same period of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

UPSTREAM CAPITAL EXPENDITURES
The increase in Upstream capital expenditures in the first quarter of 2005 compared to the same period in 2004 reflects increased drilling and development activities in the U.S. mainly related to the TBI properties acquired in 2004 and the impact of the increased average U.S./Canadian dollar exchange rate on Canadian dollar denominated expenditures offset partially by lower drilling activity in Canada as a result of early spring break up due to warm weather. The change in the average U.S./Canadian dollar exchange rate resulted in an increase on Canadian dollar denominated core capital expenditures of approximately $75 million. Natural gas capital expenditures were primarily focused on continued development of the Company’s key resource plays in Piceance, Jonah, East Texas and Fort Worth in the United States and Greater Sierra, Cutbank Ridge and Shallow Gas in Canada. Crude oil capital spending in 2005 was concentrated at Foster Creek and Pelican Lake in Alberta. The Company drilled 1,352 net wells in the first quarter of 2005 compared to 1,613 net wells for the same period in 2004.

MIDSTREAM & MARKET OPTIMIZATION CAPITAL EXPENDITURES
Expenditures in the first quarter of 2005 related primarily to pre-construction activities underway on the Entrega pipeline in Colorado.

CORPORATE CAPITAL EXPENDITURES
Corporate capital expenditures relate primarily to spending on business information systems, leasehold improvements and furniture and office equipment.

DISCONTINUED OPERATIONS

Discontinued operations in the Interim Consolidated Financial Statements include Ecuador in 2005 and also includes the United Kingdom in 2004. EnCana’s net earnings from discontinued operations in the first quarter of 2005 are $80 million compared to a net loss of $36 million in 2004 and include realized commodity hedge losses of $15 million after-tax compared with $39 million after-tax in 2004 and unrealized financial hedge losses of $13 million after-tax compared with $39 million after-tax in 2004. Summary information is presented below. Additional information concerning EnCana’s discontinued operations can be found in Note 3 to EnCana’s Interim Consolidated Financial Statements.

ECUADOR

	Three months ended March 31
		2005 vs
	2005	2004	2004

Sales volumes
Crude Oil (barrels per day)	72,487	-10%	80,982
($ millions)
Net earnings (loss) from discontinued operations	$80	358%	$(31)
Capital Investment	47	-13%	54

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Production volumes in the first quarter of 2005 averaged 75,695 bbls/d; basically unchanged from the same period in 2004. Sales volumes in the first quarter of 2005 decreased ten percent to average 72,487 bbls/d primarily due to an underlift of 3,208 bbls/d in the first quarter of 2005 compared to an overlift of 4,662 bbls/d in the first quarter of 2004.

Production and mineral taxes were $11 million higher in the first quarter of 2005 compared to 2004 as a result of higher realized prices on the Tarapoa block partially offset by lower Tarapoa sales volumes. The Company is required to pay a percentage of revenue from this block to the Ecuador government based on realized prices over a base price. In accordance with Canadian GAAP, no DD&A expense is being recorded in 2005 on discontinued Ecuador operations. As a result, first quarter 2005 earnings are higher than the comparable period in 2004.

Contingency information regarding certain disputed items with the Ecuadorian government relating to value-added tax (“VAT”), ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.

UNITED KINGDOM

	Three months ended March 31
	2005	2004

Sales volumes
Produced Gas (million cubic feet per day)	-	28
Crude Oil (barrels per day)	-	16,083
NGLs (barrels per day)	-	2,005
Total (barrels of oil equivalent per day)	-	22,755
($ millions)
Net loss from discontinued operations	$-	$(5)
Capital Investment	-	213

In December 2004, a subsidiary of the Company completed the sale of its U.K. central North Sea assets, production and prospects for net cash consideration of approximately $2.1 billion, resulting in a gain on sale of approximately $1.4 billion.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Three months ended March 31
		2005 vs
	2005	2004	2004

Net cash provided by (used in)
Operating activities	1,926	39%	1,382
Investing activities	(1,349)	-23%	(1,098)
Financing activities	(739)	-188%	(257)
(Decrease) increase in cash and cash equivalents	(161)	-696%	27

EnCana’s cash flow from continuing operations was $1,308 million in the first quarter of 2005, up $412 million from $896 million for the same period in 2004. The increase in cash flow was primarily due to increased revenues from the growth in sales volumes and higher commodity prices offset by increased expenses. Cash flow from continuing operations comprises the majority of EnCana’s cash provided by operating activities of $1,926 million in the first quarter of 2005 compared with $1,382 million in the first quarter of 2004.

Net cash used in investing activities was $1,349 million compared to $1,098 million in the first quarter of 2004 and consists mainly of capital expenditures of $1,519 million in the quarter compared with $1,271 million in the same quarter of 2004. Net cash used by financing activities in the first quarter was $739 million compared to $257 million in 2004 primarily as a result of the purchase of Common Shares under the Bid.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

During the quarter, long-term debt plus the current portion of long-term debt decreased by $48 million to $7,882 million, remaining close to the year-end total of $7,930 million. This small decrease was the result of the Company’s capital and share purchases being financed through the combination of cash flow and working capital. EnCana’s net debt adjusted for working capital was $8,790 million as at March 31, 2005 compared with $7,184 million at December 31, 2004. Working capital was a deficit of $1,095 million and included unrealized losses on mark-to-market accounting on commodity hedges of $795 million and income tax payable of $384 million. This compares to working capital of $558 million as at December 31, 2004.

Financial Ratios

	Three months
	ended March 31	Year Ended
	2005	2004

Debt to capitalization	39%	33%

Debt to EBITDA	1.8	1.4

Debt-to-capitalization at the end of March 31, 2005 was 39 percent. The increase from the 2004 year-end rate of 33 percent results from increased net debt because of the unrealized commodity hedge losses recorded in the first quarter of 2005 and the decreased capitalization as a result of the repurchase of shares. Management calculates this ratio for internal purposes to steward the Company’s overall debt position as a measure of a company’s financial strength.

EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned an A- with a ‘Negative Outlook’ and Dominion Bond Rating Services has assigned an A(low) with a ‘Stable Trend’. Moody’s long-term credit rating for EnCana remains at ‘Baa2 Stable’.

As at March 31, 2005, the Company had available unused committed bank credit facilities in the amount of $2.4 billion.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Share Capital – Common Shares

	March 31	December 31
(millions)	2005	2004

Outstanding, beginning of year	450.3	460.6
Issued under option plans	2.8	9 .7
Shares repurchased (Normal Course Issuer Bid)	(11.0)	(20.0)
Shares repurchased (Performance Share Unit Plan)	(1.3)	-

Common shares outstanding, end of period	440.8	450.3

Weighted average common shares outstanding – diluted	454.5	468.0

There were no Preferred Shares outstanding during these periods. Employees and directors have been granted options to purchase Common Shares under various plans.

Effective February 22, 2005 the Company’s Board of Directors resolved to recommend the split of the Corporation’s outstanding Common Shares on a two-for-one basis (“Share Split”). EnCana’s shareholders approved the Share Split at its annual and special meeting held on April 27, 2005. In addition to shareholder approval, the Share Split is subject to the receipt of all required regulatory approvals. Subject to regulatory approvals, each shareholder will receive one additional common share for each common share he or she holds on the record date for the Share Split of May 12, 2005. Pursuant to the rules of the Toronto Stock Exchange, EnCana’s common shares will commence trading on a subdivided basis at the opening of business on May 10, 2005, which is the second trading day preceding the record date. Also on May 10, 2005, EnCana’s common shares listed on the New York Stock Exchange (“NYSE”) will

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of EnCana’s common shares. It is anticipated that share certificates representing the additional common shares resulting from the Share Split will be delivered to registered common shareholders on or about May 20, 2005.

The Compensation Committee of the Board of Directors, in 2003, approved a long-term incentive strategy for employees throughout EnCana which includes a significantly reduced level of stock option grants to be supplemented by grants of Performance Share Units (“PSUs”). In 2004, the Board of Directors approved a modification to the PSU plan that provides a reduced payout if relative ranking is below median. This change applies to units granted in both 2004 and 2005. PSUs will not result in the issue of new Common Shares by the Company. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right (“TSAR”) and employees may elect to exercise either the stock option or the associated TSAR. TSAR exercises will result in either cash payments by the Company or issuance of Common Shares.

EnCana obtained regulatory approval under Canadian securities laws to purchase Common Shares under three consecutive Normal Course Issuer Bids which commenced in October 2002 and may continue until October 28, 2005. Under the terms of the Bids, the Company repurchased for cancellation approximately 20 million Common Shares during 2004, and as of December 31, 2004, was entitled to purchase for cancellation an additional eight million Common Shares. On February 4, 2005, EnCana received approval from the TSX to amend the Bid and increase the number of Common Shares available for purchase from five percent of the issued and outstanding shares on October 22, 2004 to ten percent of the public float. Under the amended Bid, EnCana is entitled to purchase for cancellation up to approximately 46.1 million Common Shares. To the date of the amendment, EnCana had purchased approximately 21 million Common Shares under the Bid. Since that date, EnCana has purchased approximately five million Common Shares, leaving approximately 20 million Common Shares available for purchase through the expiry of the Bid on October 28, 2005. Shareholders may obtain a copy of the Bid documents without charge at www.sedar.com or by contacting investor.relations@encana.com

Normal Course Issuer Bid

	Share Purchases
	March 31	December 31
(millions)	2005	2004

Bid expiring October 2004	-	5.5
Bid expiring October 2005	11.0	14.8

	11.0	20.3

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.

Included in the Company’s long-term debt commitments of $7,816 million at March 31, 2005 are $1,874 million outstanding related to Banker’s Acceptances, Commercial Paper and LIBOR loans that are supported by revolving credit facilities and term loan borrowings. The Company intends and expects that it will have the ability to extend the term of this debt on an ongoing basis. Further details regarding the Company’s long-term debt are described in Note 7 to the Interim Consolidated Financial Statements.

As at March 31, 2005, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 48 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 163 Bcf at a weighted average price of $3.71 per Mcf. At March 31, 2005, these transactions had an unrealized loss of $259 million.

Contingency information regarding certain disputed items with the Ecuadorian government relating to VAT, ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.

Variable Interest Entities (“VIE”)

In December 2004, an EnCana subsidiary finalized the purchase of certain oil and gas properties in Texas for approximately $251 million. The purchase was facilitated by an unrelated party, which holds the assets in trust for the Company. EnCana operates the properties, receives all the revenue and pays all of the expenses associated with these properties. The assets will be transferred to EnCana at the earliest of June 15, 2005 or upon the disposition of certain natural gas and crude oil properties by EnCana. EnCana has determined that this relationship represents an interest in a VIE and that EnCana is the primary beneficiary of the VIE. EnCana has included these properties in its consolidated results from the date of acquisition. This subsidiary will not hold title to these properties until an exchange transaction has been completed.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Leases

As a normal course of business, the Company leases office space for personnel who support field operations and for corporate purposes.

Legal Proceedings Related to Discontinued Merchant Energy Operations

As previously described in the Company’s Management Discussion and Analysis for the year ended December 31, 2004, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.

The Company and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California and, along with other energy companies, are defendants in multiple other lawsuits filed in California State and District Court (many of which are class actions). WD is a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The Gallo complaint claims damages in excess of $30 million, before potential trebling under California laws.

The California lawsuits relate to sales of natural gas in California from 1999 to 2002 and contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indices and wash trading. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to the Company as the remaining defendants. As is customary, the class actions do not specify the amount of damages claimed.

The Company and WD intend to vigorously defend against these claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

ACCOUNTING POLICIES AND ESTIMATES

There have been no changes to EnCana’s accounting principles and practices in 2005, nor have there been any changes to EnCana’s critical accounting estimates.

RISK MANAGEMENT

EnCana’s results are affected by

•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)
•	operational risks
•	environmental, health, safety and security risks
•	reputational risks

FINANCIAL RISKS

The Company partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies approved by senior management, and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk, the Company has entered into various financial instrument agreements. The Company’s policy is not to use derivative financial instruments for speculative purposes. The details of these instruments, including any unrealized gains or losses, as of March 31, 2005, are disclosed in Note 12 to the Interim Consolidated Financial Statements.

The Company has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk associated with cash flows expected to be generated from budgeted capital programs and in other cases to the mitigation of price risks for specific assets and obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

With respect to transactions involving proprietary production or assets, the financial instruments generally used by the Company are swaps, collars or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.

Commodity Price

To partially mitigate the natural gas commodity price risk, the Company entered into swaps which fix the AECO and NYMEX prices and collars and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, the Company has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized loss of $47 million.

The Company has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $5 million.

As part of its gas storage optimization program, EnCana has entered into financial instruments and physical contracts at various locations and terms over the next 12 months to partially manage the price volatility of the corresponding physical transactions and inventories. The financial instruments used include futures, fixed for floating swaps and basis swaps.

For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, three-way put spreads and put options.

The Company has a power purchase arrangement contract that expires in 2005. This contract was entered into as part of a cost management strategy.

Foreign Exchange

As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, the Company may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.

The Company also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

Interest Rates

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company has entered into interest rate swap transactions from time to time as a means of managing the fixed/floating rate debt portfolio mix.

Credit Risk

The Company is exposed to credit related losses in the event of default by counterparties. The Company does not expect any counterparties to fail to meet their obligations because of credit practices that are in place that limit transactions to counterparties of investment grade credit quality and transactions that are fully collateralized. A substantial portion of the Company’s accounts receivable is with customers in the oil and gas industry. Credit losses on the accounts receivable may arise as a result of non-performance by customers on their contractual obligations. To manage the Company’s exposure to credit losses, Board-approved credit policies govern the Company’s credit portfolio.

OPERATIONAL RISK

EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for the Company’s capital program with the results and identified learnings shared across the Company.

Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

The Company also partially mitigates operational risks by maintaining a comprehensive insurance program.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Gas over Bitumen Shut-in Production

The Company’s production volumes, primarily from the Primrose Block in northeast Alberta, were affected by the September 2003 and July 2004 rulings from the Alberta Energy and Utilities Board (“AEUB”) to shut-in natural gas production that put at risk the recovery of bitumen resources in the area. The current shut-in volumes are approximately 20 MMcf per day with the potential for an additional 20 MMcf per day to be shut-in in the future. The impact of the AEUB rulings is not expected to be material as the Company receives royalty credits which mitigate the financial impact. As of March 31, 2005 the Company has received approximately $21.9 million which has been recorded as part of Other Liabilities on the Consolidated Balance Sheet in the Interim Consolidated Financial Statements.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY RISK

These risks are managed by executing policies and standards that comply with or exceed government regulations and industry standards. In addition, the Company maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.

Security risks are managed through a Security Program designed to ensure that EnCana’s personnel and assets are protected. EnCana has also established an Investigations Committee with the mandate to address potential violations of Company policies and practices.

Kyoto Protocol

The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008 – 2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government’s greenhouse gas reduction strategy. The Climate Change Working Group of Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

As the federal government has yet to release a detailed Kyoto compliance plan, EnCana is unable to predict the impact of the potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with greenhouse gas emissions legislation.

REPUTATIONAL RISK

EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.

OUTLOOK

EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays. The Company will also continue to develop its high quality in-situ oilsands resources.

Strong natural gas storage injection requirements combined with reduced U.S. and Canadian supply have tightened the balance between supply and demand resulting in higher average natural gas prices in the first quarter of 2005. The outlook for the balance of the year and beyond will be impacted by weather, timing of new supplies and economic activity.

Volatility in crude oil prices is expected to continue throughout 2005 as a result of market uncertainties over continued demand growth in China, the reliability of production from key producing countries, OPEC success at managing prices and the overall state of the world economies.

The Company expects its 2005 core capital investment program, of between $4.9 billion and $5.2 billion, to be funded from cash flow.

Proceeds from the sales of non-core properties are expected to reduce debt and fund a share buyback program.

EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

ADVISORIES

FORWARD-LOOKING STATEMENTS

In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from resource plays and in-situ oilsands development; projections relating to the volatility of crude oil prices in 2005 and the reasons therefor; the Company’s projected capital investment levels for 2005 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; projections and assumptions relating to capital expenditures; the impact of the Kyoto Accord on operating costs; projected tax rates and projected current taxes payable for 2005 and the adequacy of the Company’s provision for taxes; and projections relating to the use of proceeds from non-core properties, including debt repayment and purchases under its Normal Course Issuer Bid. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities b y EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OIL AND GAS INFORMATION

EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Crude Oil, Natural Gas Liquids and Natural Gas Conversions

In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

Resource Play, Estimated Ultimate Recovery, Unbooked Resource Potential, Total Resource Portfolio and Total Resource Life

EnCana uses the terms resource play, estimated ultimate recovery, unbooked resource potential, total resource portfolio and total resource life. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Unbooked resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves through the low-risk development of known resources within existing landholdings that meet the Company’s targeted economic thresholds. Total resource portfolio is the sum of proved reserves plus unbooked resource potential. Total resource life is calculated by dividing the total resource portfolio by annualized production as of a given date.

CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA

All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.79 for every Canadian dollar.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow from Continuing Operations per share-basic, Cash Flow from Continuing Operations per share-diluted, Cash Flow per share-basic and Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and Operating Earnings from Continuing Operations per share diluted and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

References To EnCana

For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.

ADDITIONAL INFORMATION

Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2005

EnCana Corporation

U.S. DOLLARS

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2005	2004

REVENUES, NET OF ROYALTIES
Upstream	(Note 2)	$2,106	$1,629
Midstream & Market Optimization	(Note 2)	1,527	1,419
Corporate	(Note 2)	(972)	(318)

		2,661	2,730

EXPENSES	(Note 2)
Production and mineral taxes		87	54
Transportation and selling		136	135
Operating		372	317
Purchased product		1,363	1,287
Depreciation, depletion and amortization		686	526
Administrative		61	49
Interest, net		100	79
Accretion of asset retirement obligation	(Note 8)	9	6
Foreign exchange loss	(Note 5)	31	59
Stock-based compensation		4	5
Gain on dispositions	(Note 4)	-	(34)

		2,849	2,483

NET (LOSS) EARNINGS BEFORE INCOME TAX		(188)	247
Income tax recovery	(Note 6)	(63)	(79)

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(125)	326
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	80	(36)

NET (LOSS) EARNINGS		$(45)	$290

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$(0.28)	$0.71
Diluted		$(0.28)	$0.70

NET (LOSS) EARNINGS PER COMMON SHARE	(Note 11)
Basic		$(0.10)	$0.63
Diluted		$(0.10)	$0.62

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net (Loss) Earnings		(45)	290
Dividends on Common Shares		(44)	(46)
Charges for Normal Course Issuer Bid	(Note 9)	(490)	(120)
Charges for Shares Repurchased and Held	(Note 9)	(70)	-

RETAINED EARNINGS, END OF PERIOD		$7,286	$5,400

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$441	$602
Accounts receivable and accrued revenues		1,556	1,898
Risk management	(Note 12)	159	336
Inventories		209	513
Assets of discontinued operations	(Note 3)	201	156

		2,566	3,505
Property, Plant and Equipment, net	(Note 2)	23,870	23,140
Investments and Other Assets		372	334
Risk Management	(Note 12)	72	87
Assets of Discontinued Operations	(Note 3)	1,675	1,623
Goodwill		2,515	2,524

	(Note 2)	$31,070	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,953	$1,879
Income tax payable		384	359
Risk management	(Note 12)	826	241
Liabilities of discontinued operations	(Note 3)	311	280
Current portion of long-term debt	(Note 7)	187	188

		3,661	2,947
Long-Term Debt	(Note 7)	7,695	7,742
Other Liabilities		90	118
Risk Management	(Note 12)	401	192
Asset Retirement Obligation	(Note 8)	639	611
Liabilities of Discontinued Operations	(Note 3)	121	102
Future Income Taxes		4,886	5,193

		17,493	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,210	5,299
Share options, net		-	10
Paid in surplus		60	28
Retained earnings		7,286	7,935
Foreign currency translation adjustment		1,021	1,036

		13,577	14,308

		$31,070	$31,213

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

OPERATING ACTIVITIES
Net (loss) earnings from continuing operations		$(125)	$326
Depreciation, depletion and amortization		686	526
Future income taxes	(Note 6)	(288)	(304)
Unrealized loss on risk management	(Note 12)	969	317
Unrealized foreign exchange loss	(Note 5)	18	39
Accretion of asset retirement obligation	(Note 8)	9	6
Gain on dispositions	(Note 4)	-	(34)
Other		39	20

Cash flow from continuing operations		1,308	896
Cash flow from discontinued operations		105	99

Cash flow		1,413	995
Net change in other assets and liabilities		2	(5)
Net change in non-cash working capital from continuing operations		566	239
Net change in non-cash working capital from discontinued operations		(55)	153

		1,926	1,382

INVESTING ACTIVITIES
Capital expenditures	(Note 2)	(1,519)	(1,271)
Proceeds on disposal of assets	(Note 2)	53	25
Dispositions	(Note 4)	-	288
Equity investments		-	40
Net change in investments and other		19	11
Net change in non-cash working capital from continuing operations		155	61
Discontinued operations		(57)	(252)

		(1,349)	(1,098)

FINANCING ACTIVITIES
Net repayment of revolving long-term debt		(33)	(8)
Repayment of long-term debt		(1)	(95)
Issuance of common shares	(Note 9)	101	111
Purchase of common shares	(Note 9)	(760)	(218)
Dividends on common shares		(44)	(46)
Other		(2)	(1)

		(739)	(257)

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH
EQUIVALENTS HELD IN FOREIGN CURRENCY		(1)	-

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(161)	27
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$441	$140

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

2. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. International new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 3.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,106	$1,629	$1,527	$1,419
Expenses
Production and mineral taxes	87	54	-	-
Transportation and selling	131	127	5	8
Operating	292	241	83	78
Purchased product	-	-	1,363	1,287
Depreciation, depletion and amortization	660	503	9	7

Segment Income	$936	$704	$67	$39

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(972)	$(318)	$2,661	$2,730
Expenses
Production and mineral taxes	-	-	87	54
Transportation and selling	-	-	136	135
Operating	(3)	(2)	372	317
Purchased product	-	-	1,363	1,287
Depreciation, depletion and amortization	17	16	686	526

Segment Income	$(986)	$(332)	17	411

Administrative			61	49
Interest, net			100	79
Accretion of asset retirement obligation			9	6
Foreign exchange loss			31	59
Stock-based compensation			4	5
Gain on dispositions			-	(34)

			205	164

Net (Loss) Earnings Before Income Tax			(188)	247
Income tax recovery			(63)	(79)

Net (Loss) Earnings From Continuing Operations			$(125)	$326

* For the three months ended March 31, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12)

	2005	2004

Revenues, Net of Royalties - Corporate	$(972)	$(320)
Operating Expenses and Other - Corporate	(3)	(3)

Total Loss on Risk Management - Continuing Operations	$(969)	$(317)

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2. SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,426	$1,221	$619	$358
Expenses
Production and mineral taxes	22	20	65	34
Transportation and selling	87	102	44	25
Operating	192	174	44	20
Depreciation, depletion and amortization	462	416	188	82

Segment Income	$663	$509	$278	$197

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	-	-	87	54
Transportation and selling	-	-	131	127
Operating	56	47	292	241
Depreciation, depletion and amortization	10	5	660	503

Segment Income	$(5)	$(2)	$936	$704

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$566	$551	$961	$868	$1,527	$1,419
Expenses
Transportation and selling	-	-	5	8	5	8
Operating	73	71	10	7	83	78
Purchased product	428	449	935	838	1,363	1,287
Depreciation, depletion and amortization	9	7	-	-	9	7

Segment Income	$56	$24	$11	$15	$67	$39

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2. SEGMENTED INFORMATION (continued)

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended March 31)

Produced Gas	Produced Gas
	Canada		United States		Total

	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,133	$936	$564	$330	$1,697	$1,266
Expenses
Production and mineral taxes	16	15	59	31	75	46
Transportation and selling	70	81	44	25	114	106
Operating	121	101	44	20	165	121

Operating Cash Flow	$926	$739	$417	$254	$1,343	$993

Oil & NGLs	Oil & NGLs
	Canada		United States		Total

	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$293	$285	$55	$28	$348	$313
Expenses
Production and mineral taxes	6	5	6	3	12	8
Transportation and selling	17	21	-	-	17	21
Operating	71	73	-	-	71	73

Operating Cash Flow	$199	$186	$49	$25	$248	$211

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	-	-	87	54
Transportation and selling	-	-	131	127
Operating	56	47	292	241

Operating Cash Flow	$5	$3	$1,596	$1,207

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2. SEGMENTED INFORMATION (continued)

Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2005	2004

Upstream
Canada	$1,044	$1,028
United States	412	210
Other Countries	13	15

	1,469	1,253
Midstream & Market Optimization	44	9
Corporate	6	9

Total	$1,519	$1,271

In addition to the capital expenditures, during 2005, EnCana divested of mature conventional oil and natural gas assets and other property, plant and equipment for proceeds of $53 million (2004 - $25 million).

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		March 31,	December 31,	March 31,	December 31,
		2005	2004	2005	2004

Upstream		$22,806	$22,097	$26,653	$26,118
Midstream & Market Optimization		833	804	1,509	1,904
Corporate		231	239	1,032	1,412
Assets of Discontinued Operations	(Note 3)			1,876	1,779

Total		$23,870	$23,140	$31,070	$31,213

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3. DISCONTINUED OPERATIONS

At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.

On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.

Consolidated Statement of Earnings

The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$191	$79	$-	$41	$191	$120

Expenses
Production and mineral taxes	22	11	-	-	22	11
Transportation and selling	15	19	-	8	15	27
Operating	28	30	-	6	28	36
Depreciation, depletion and amortization	-	65	-	33	-	98
Accretion of asset retirement obligation	-	-	-	1	-	1
Foreign exchange gain	-	-	-	(1)	-	(1)

	65	125	-	47	65	172

Net Earnings (Loss) Before Income Tax	126	(46)	-	(6)	126	(52)
Income tax expense (recovery)	46	(15)	-	(1)	46	(16)

Net Earnings (Loss) From Discontinued Operations	$80	$(31)	$-	$(5)	$80	$(36)

* Revenues, net of royalties in Ecuador include $23 million of realized losses (2004 - $49 million) and $20 million of unrealized losses (2004 - $47 million) related to derivative financial instruments.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3. DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	March 31, 2005			December 31, 2004
	Ecuador	United Kingdom	Total	Ecuador	United Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$1	$12	$13	$2	$12	$-	$14
Accounts receivable and accrued revenues	156	12	168	111	13	-	124
Risk management	-	-	-	3	-	-	3
Inventories	20	-	20	15	-	-	15

	177	24	201	131	25	-	156
Property, plant and equipment, net	1,341	-	1,341	1,295	-	-	1,295
Investments and other assets	334	-	334	328	-	-	328

	$1,852	$24	$1,876	$1,754	$25	$-	$1,779

Liabilities
Accounts payable and accrued liabilities	$84	$30	$114	$61	$32	$3	$96
Income tax payable	105	1	106	101	-	-	101
Risk management	92	-	92	72	-	-	72

	281	31	312	234	32	3	269
Asset retirement obligation	22	-	22	22	-	-	22
Future income taxes	99	(1)	98	80	11	-	91

	402	30	432	336	43	3	382

Net Assets of Discontinued Operations	$1,450	$(6)	$1,444	$1,418	$(18)	$(3)	$1,397

Contingencies

In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.

In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.

In addition to the above, the Company is proceeding with its arbitration related to value-added tax (“VAT”) owed to the Company and is in discussions related to certain income tax matters related to interest deductibility in Ecuador.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

4. DISPOSITIONS

In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources (“Petrovera”) for approximately $288 million, including working capital adjustments. In order to facilitate the transaction, the Company purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $541 million, including working capital adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.

5. FOREIGN EXCHANGE LOSS

	Three Months Ended
	March 31,
	2005	2004

Unrealized Foreign Exchange Loss on Translation of U.S. Dollar Debt Issued in Canada	$18	$39
Realized Foreign Exchange Losses	13	20

	$31	$59

6. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2005	2004

Current
Canada	$186	$222
United States	32	8
Other	7	(5)

Total Current Tax	225	225
Future	(288)	(195)
Future Tax Rate Reductions	-	(109)

Total Future Tax	(288)	(304)

	$(63)	$(79)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2005	2004

Net Earnings Before Income Tax	$(188)	$247
Canadian Statutory Rate	37.9%	39.1%

Expected Income Tax	(71)	97

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	42	52
Canadian resource allowance	(48)	(60)
Canadian resource allowance on unrealized risk management losses	18	17
Statutory and other rate differences	(15)	(13)
Effect of tax rate changes	-	(109)
Non-taxable capital gains	5	7
Previously unrecognized capital losses	-	13
Tax basis retained on dispositions	-	(80)
Large corporations tax	4	4
Other	2	(7)

	$(63)	$(79)

Effective Tax Rate	33.5%	(32.0% )

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

7. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,548	$1,515
Unsecured notes and debentures	1,302	1,309

	2,850	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	326	399
Unsecured notes and debentures	4,640	4,641

	4,966	5,040

Increase in Value of Debt Acquired *	66	66
Current Portion of Long-Term Debt	(187)	(188)

	$7,695	$7,742

* Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.

8. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	March 31,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	30	98
Liabilities Settled	(5)	(16)
Liabilities Disposed	-	(35)
Change in Estimated Future Cash Flows	(3)	124
Accretion Expense	9	22
Other	(3)	35

Asset Retirement Obligation, End of Period	$639	$611

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

9. SHARE CAPITAL

	March 31, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	450.3	$5,299	460.6	$5,305
Shares Issued under Option Plans	2.8	101	9.7	281
Shares Repurchased	(12.3)	(190)	(20.0)	(287)

Common Shares Outstanding, End of Period	440.8	$5,210	450.3	$5,299

During the quarter, the Company purchased 12,255,029 Common Shares for total consideration of approximately $760 million. Of the amount paid, $190 million was charged to Share capital, $10 million was charged to Paid in surplus and $560 million was charged to Retained earnings. Included in the above are 1.3 million Common Shares which have been repurchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).

On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 23,114,500 of its Common Shares, representing five percent of the approximately 462.29 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 46.1 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.

The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at March 31, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	18.1	46.29
Exercised	(2.8)	44.34
Forfeited	(0.1)	43.54

Outstanding, End of Period	15.2	46.67

Exercisable, End of Period	8.0	45.43

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

20.00 to 24.99	0.5	3.7	22.84	0.5	22.84
25.00 to 29.99	0.2	1.9	26.20	0.2	26.20
30.00 to 43.99	0.3	1.6	40.00	0.3	39.61
44.00 to 53.00	14.2	2.2	48.01	7.0	47.92

	15.2	2.3	46.67	8.0	45.43

EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended March 31, 2005 would be unchanged (2004 – $281 million; $0.61 per common share – basic; $0.60 per common share – diluted).

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10. COMPENSATION PLANS

The tables below outline certain information related to EnCana’s compensation plans at March 31, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.

A) Pensions

The following table summarizes the net benefit plan expense:

	Three Month Ended
	March 31,
	2005	2004

Current Service Cost	$2	$2
Interest Cost	3	3
Expected Return on Plan Assets	(3)	(3)
Amortization of Net Actuarial Loss	1	1
Amortization of Transitional Obligation	(1)	(1)
Amortization of Past Service Cost	1	-
Expense for Defined Contribution Plan	5	3

Net Benefit Plan Expense	$8	$5

The Company previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. At March 31, 2005, no contributions have been made.

B) Share Appreciation Rights (“SAR’s”)

The following table summarizes the information about SAR’s at March 31, 2005:

		Weighted Average
	Outstanding SAR’s	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	465,255	36.61
Exercised	(268,558)	29.81

Outstanding, End of Period	196,697	45.89

Exercisable, End of Period	196,697	45.89

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	385,930	28.80
Exercised	(73,760)	28.99

Outstanding, End of Period	312,170	28.75

Exercisable, End of Period	312,170	28.75

During the quarter, EnCana recorded compensation costs of $9 million related to the outstanding SAR’s (2004 – $2 million).

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10. COMPENSATION PLANS (continued)

C) Tandem Share Appreciation Rights (“TSAR’s”) (continued)

The following table summarizes the information about Tandem SAR’s at March 31, 2005:

		Weighted Average
	Outstanding TSAR's	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	867,500	55.54
Granted	3,262,806	76.51
Exercised	(12,300)	52.99
Forfeited	(69,620)	60.59

Outstanding, End of Period	4,048,386	72.35

Exercisable, End of Period	38,595	53.85

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding TSAR’s (2004 – nil).

D) Deferred Share Units (“DSU’s”)

The following table summarizes the information about DSU’s at March 31, 2005:

		Weighted Average
	Outstanding DSU's	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	375,306	49.61
Granted, Directors	23,806	85.43
Units, in Lieu of Dividends	562	85.43

Outstanding, End of Period	399,674	51.79

Exercisable, End of Period	318,208	55.05

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding DSU’s (2004 – $3 million).

E) Performance Share Units (“PSU’s”)

The following table summarizes the information about PSU’s at March 31, 2005:

		Weighted Average
	Outstanding PSU's	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,647,103	53.42
Granted	852,941	76.51
Forfeited	(14,277)	56.48

Outstanding, End of Period	2,485,767	61.32

Exercisable, End of Period	-	-

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	224,615	41.12
Granted	193,193	61.95
Forfeited	(8,163)	55.07

Outstanding, End of Period	409,645	50.66

Exercisable, End of Period	-	-

During the quarter, EnCana recorded compensation costs of $14 million related to the outstanding PSU’s (2004 – nil).

At March 31, 2005, EnCana has approximately 1.3 million Common Shares held in trust for issuance upon vesting of the PSU’s.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

11. PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2005	2004

Weighted Average Common Shares Outstanding – Basic	445.9	460.9
Effect of Dilutive Securities	8.6	6.2

Weighted Average Common Shares Outstanding – Diluted	454.5	467.1

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

At March 31, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain (Loss)

2005
Three months ended June 30, 2005	$14
Three months ended September 30, 2005	9
Three months ended December 31, 2005	9

Total remaining to be recognized in 2005	$32

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$72

Total to be recognized – Continuing Operations	$73
Total to be recognized – Discontinued Operations	(1)

$72

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to March 31, 2005:

	Net Deferred
	Amounts		Total
	Recognized	Fair Market	Unrealized
	on Transition	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)

Change in Fair Value of Remaining Contracts in Place at Transition	-	(2)	$(2)
Fair Value of Contracts Entered into Since January 1, 2004	-	(987)	(987)

Fair Value of Contracts Outstanding	$(72)	$(1,178)	$(989)

Unamortized Premiums Paid on Collars and Options		90

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(1,088)

Amounts Allocated to Continuing Operations	$(73)	$(996)	$(969)
Amounts Allocated to Discontinued Operations	1	(92)	(20)

	$(72)	$(1,088)	$(989)

The total realized loss recognized in net earnings from continuing operations for the three months ended March 31, 2005 was $10 million ($15 million, before tax).

At March 31, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$3
Investments and other assets	1

Accounts payable and accrued liabilities	40
Other liabilities	37

Net Deferred Gain – Continuing Operations	$73
Net Deferred Loss – Discontinued Operations	(1)

$72

Risk Management
Current asset	$159
Long-term asset	72

Current liability	826
Long-term liability	401

Net Risk Management Liability – Continuing Operations	$(996)
Net Risk Management Liability – Discontinued Operations	(92)

$(1,088)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2005

Commodity Price Risk
Natural gas	$(739)
Crude oil	(285)
Power	5
Interest Rate Risk	23

Total Fair Value Positions – Continuing Operations	$(996)
Total Fair Value Positions – Discontinued Operations	(92)

$(1,088)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2005.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Natural Gas

At March 31, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $798 million and a fair market value position of $(739) million. The contracts were as follows:

	Notional
	Volumes (MMcf/d)	Term	Average Price	Fair Market Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	485	2005	6.43 US$/Mcf	$(194)
Colorado Interstate Gas (CIG)	114	2005	4.87 US$/Mcf	(68)
Other	110	2005	5.21 US$/Mcf	(65)
NYMEX Fixed Price	525	2006	5.66 US$/Mcf	(373)
Colorado Interstate Gas (CIG)	100	2006	4.44 US$/Mcf	(87)
Other	171	2006	4.85 US$/Mcf	(144)

Collars and Other Options
Purchased NYMEX Put Options	901	2005	5.47 US$/Mcf	(53)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69 US$/Mcf	(39)
Purchased NYMEX Put Options	210	2006	5.00 US$/Mcf	(15)

Basis Contracts
Fixed NYMEX to AECO Basis	881	2005	(0.66) US$/Mcf	54
Fixed NYMEX to Rockies Basis	254	2005	(0.48) US$/Mcf	21
Other	474	2005	(0.49) US$/Mcf	7
Fixed NYMEX to AECO Basis	703	2006	(0.65) US$/Mcf	54
Fixed NYMEX to Rockies Basis	312	2006	(0.57) US$/Mcf	18
Fixed NYMEX to CIG Basis	279	2006	(0.83) US$/Mcf	(5)
Other	182	2006	(0.36) US$/Mcf	3
Fixed Rockies to CIG Basis	12	2007	(0.10) US$/Mcf	-
Fixed NYMEX to AECO Basis	345	2007-2008	(0.65) US$/Mcf	36
Fixed NYMEX to Rockies Basis	252	2007-2008	(0.58) US$/Mcf	23
Fixed NYMEX to CIG Basis	115	2007-2009	(0.69) US$/Mcf	6

Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90 US$/Mcf	11
Waha Purchase	23	2006	5.32 US$/Mcf	15

				(795)
Other Financial Positions (1)				(3)

Total Unrealized Loss on Financial Contracts				(798)
Unamortized Premiums Paid on Options				59

Total Fair Value Positions				$(739)

(1) Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

Consolidated Financial Statements (prepared in US$)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

At March 31, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $408 million and a fair market value position of $(377) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	41,000	2005	28.41	$(311)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(66)
Unwind WTI NYMEX Fixed Price	(4,500)	2005	35.90	25
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	77
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(16)

Fixed WTI NYMEX Price	15,000	2006	34.56	(109)
Purchased WTI NYMEX Put Options	22,000	2006	27.36	(7)

				(407)
Other Financial Positions (1)				(1)

Total Unrealized Loss on Financial Contracts				(408)
Unamortized Premiums Paid on Options				31

Total Fair Value Positions				$(377)

Total Fair Value Positions - Continuing Operations				(285)
Total Fair Value Positions - Discontinued Operations				(92)

				$(377)

(1) Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

13. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

Consolidated Financial Statements (prepared in US$)

Interim Supplemental Information
(unaudited)
For the period ended March 31, 2005

EnCana Corporation

U.S. DOLLAR / U.S. PROTOCOL

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

Financial Statistics

($ millions, except per share amounts)	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

TOTAL CONSOLIDATED

Cash Flow	1,413	4,980	1,491	1,363	1,131	995
Per share – Basic	3.17	10.82	3.25	2.95	2.46	2.16
– Diluted	3.11	10.64	3.21	2.92	2.43	2.13

Net (Loss) Earnings	(45)	3,513	2,580	393	250	290
Per share – Basic	(0.10)	7.63	5.62	0.85	0.54	0.63
– Diluted	(0.10)	7.51	5.55	0.84	0.54	0.62

Operating Earnings (1)	611	1,976	573	559	379	465
Per share – Diluted	1.34	4.22	1.23	1.20	0.81	1.00

CONTINUING OPERATIONS

Cash Flow from Continuing Operations	1,308	4,605	1,429	1,259	1,021	896
Per share – Basic	2.93	10.00	3.11	2.73	2.22	1.94
– Diluted	2.88	9.84	3.07	2.70	2.19	1.92

Net (Loss) Earnings from Continuing Operations	(125)	2,211	1,188	432	265	326
Per share – Basic	(0.28)	4.80	2.59	0.94	0.58	0.71
– Diluted	(0.28)	4.72	2.56	0.93	0.57	0.70

Operating Earnings – Continuing Operations (2)	518	1,989	612	553	362	462
Per share – Diluted	1.14	4.25	1.32	1.19	0.78	0.99

Foreign Exchange Rates (US$ per C$1)
Average	0.815	0.768	0.820	0.765	0.736	0.759
Period end	0.827	0.831	0.831	0.791	0.746	0.763

(1) Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

(2) Operating Earnings – Continuing Operations is a non-GAAP measure defined as Net Earnings from Continuing Operations excluding the after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

Common Shares Information	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

Common Shares Outstanding (millions)
Period end	440.8	450.3	450.3	462.0	461.0	459.8
Average – Basic	445.9	460.4	458.8	461.7	460.3	460.9
Average – Diluted	454.5	468.0	464.9	466.2	465.5	467.1

Price Range ($ per share)
TSX – C$
High	88.55	70.02	70.02	60.60	59.73	59.27
Low	65.10	51.00	57.90	52.30	52.99	51.00
Close	85.43	68.40	68.40	58.35	57.62	56.69

NYSE – US$
High	72.89	57.43	57.43	46.92	44.73	44.25
Low	52.90	38.05	46.10	39.95	38.05	38.36
Close	70.42	57.06	57.06	46.30	43.16	43.12

Share Volume Traded (millions)	175.3	528.0	163.3	114.7	121.2	128.8

Share Value Traded (US$ millions weekly average)	852.6	456.9	636.0	364.8	392.9	403.7

Financial Metrics
Debt to Capitalization	39%

Debt to EBITDA	1.8x

Return on Capital Employed	17%

Return on Common Equity	25%

Supplemental Information (prepared in US$)

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

Financial Statistics (continued)

Net Capital Investment ($ millions)	2005	2004

Upstream
Canada	$1,041	$1,014
United States	403	210
International New Venture Exploration	13	15

	1,457	1,239

Midstream & Market Optimization	44	9

Corporate	6	9

Core Capital from Continuing Operations	1,507	1,257

Acquisitions
Upstream
Property
Canada	3	14
United States	9	-
Corporate
Petrovera	-	253

Dispositions
Upstream
Property
Canada	(52)	(24)
United States	(1)	(1)
Corporate
Petrovera	-	(541)

Net Acquisition and Disposition activity from Continuing Operations	(41)	(299)

Discontinued Operations	47	267

Net Capital Investment	$1,513	$1,225

Supplemental Information (prepared in US$)

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

Operating Statistics – After Royalties

Sales Volumes	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

CONTINUING OPERATIONS

Produced Gas (MMcf/d)
Canada
Production	2,052	2,105	2,106	2,138	2,177	2,000
Inventory withdrawal / (injection)	27	(6)	(26)	-	-	-

Canada Sales	2,079	2,099	2,080	2,138	2,177	2,000
United States	1,067	869	1,007	958	824	684

Total Produced Gas	3,146	2,968	3,087	3,096	3,001	2,684

Oil and Natural Gas Liquids (bbls/d)
North America
Light and Medium Oil	50,280	56,215	52,725	52,824	64,448	54,940
Heavy Oil	80,546	84,164	79,336	89,682	79,899	87,729
Natural Gas Liquids (1)
Canada	11,692	13,452	13,452	12,804	13,588	13,971
United States	14,666	12,586	13,957	14,363	12,752	9,237

Total Oil and Natural Gas Liquids	157,184	166,417	159,470	169,673	170,687	165,877

Total Continuing Operations (MMcfe/d)	4,089	3,966	4,044	4,114	4,025	3,679

DISCONTINUED OPERATIONS

Ecuador
Production (2)	75,695	76,872	76,235	76,567	78,376	76,320
(Under) / over lifting	(3,208)	1,121	1,641	(1,721)	(73)	4,662

Ecuador Sales (bbls/d)	72,487	77,993	77,876	74,846	78,303	80,982

United Kingdom (BOE/d)	—	20,973	13,927	20,222	26,728	22,755

Total Discontinued Operations (MMcfe/d)	435	594	551	570	630	623

Total (MMcfe/d)	4,524	4,560	4,595	4,684	4,655	4,302

(1)	Natural gas liquids include condensate volumes.

(2)	2005 includes approximately 28,823 bbls/day (2004 full year – 31,000 bbls/day) related to Block 15.

Supplemental Information (prepared in US$)

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

Operating Statistics – After Royalties (continued)

CONTINUING OPERATIONS

Per-unit Results
(excluding impact of realized financial hedging)	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

Produced Gas – Canada ($/Mcf)
Price	5.70	5.34	5.86	5.10	5.20	5.21
Production and mineral taxes	0.09	0.08	0.10	0.09	0.07	0.08
Transportation and selling	0.37	0.39	0.39	0.37	0.35	0.44
Operating	0.65	0.52	0.55	0.50	0.49	0.56

Netback	4.59	4.35	4.82	4.14	4.29	4.13

Produced Gas – United States ($/Mcf)
Price	6.04	5.79	6.53	5.36	5.72	5.39
Production and mineral taxes	0.62	0.65	0.69	0.57	0.80	0.51
Transportation and selling	0.46	0.31	0.27	0.26	0.34	0.39
Operating	0.45	0.37	0.41	0.36	0.37	0.33

Netback	4.51	4.46	5.16	4.17	4.21	4.16

Produced Gas – Total North America ($/Mcf)
Price	5.81	5.47	6.08	5.18	5.34	5.26
Production and mineral taxes	0.27	0.25	0.29	0.24	0.27	0.19
Transportation and selling	0.40	0.36	0.35	0.33	0.35	0.43
Operating	0.58	0.48	0.50	0.46	0.46	0.50

Netback	4.56	4.38	4.94	4.15	4.26	4.14

Natural Gas Liquids – Canada ($/bbl)
Price	40.04	31.43	36.73	33.46	28.48	27.27
Production and mineral taxes	-	-	-	-	-	-
Transportation and selling	0.35	0.41	0.47	0.45	0.35	0.35

Netback	39.69	31.02	36.26	33.01	28.13	26.92

Natural Gas Liquids – United States ($/bbl)
Price	40.93	35.43	38.74	36.09	32.93	32.77
Production and mineral taxes	4.20	3.82	3.94	4.05	3.93	3.09
Transportation and selling	0.01	-	-	-	-	-

Netback	36.72	31.61	34.80	32.04	29.00	29.68

Natural Gas Liquids – Total North America ($/bbl)
Price	40.53	33.36	37.75	34.85	30.63	29.46
Production and mineral taxes	2.34	1.84	2.00	2.14	1.90	1.23
Transportation and selling	0.16	0.21	0.23	0.21	0.18	0.21

Netback	38.03	31.31	35.52	32.50	28.55	28.02

Supplemental Information (prepared in US$)

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

Operating Statistics – After Royalties (continued)

CONTINUING OPERATIONS

Per-unit Results
(excluding impact of realized financial hedging)	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

Crude Oil – Light and Medium – North America ($/bbl)
Price	38.57	34.67	39.57	37.40	32.43	29.92
Production and mineral taxes	1.32	0.96	1.38	0.85	0.79	0.86
Transportation and selling	1.19	1.01	1.04	1.08	0.76	1.19
Operating	6.38	5.85	6.41	6.49	4.84	5.87

Netback	29.68	26.85	30.74	28.98	26.04	22.00

Crude Oil – Heavy – North America ($/bbl)
Price	20.76	23.41	21.37	28.01	22.35	21.48
Production and mineral taxes	0.03	0.04	0.04	0.05	(0.01)	0.06
Transportation and selling	1.52	1.09	(0.57)	1.63	1.50	1.69
Operating	5.83	5.32	6.27	4.79	4.82	5.44

Netback	13.38	16.96	15.63	21.54	16.04	14.29

Crude Oil – Total North America ($/bbl)
Price	27.60	27.92	28.63	31.49	26.85	24.73
Production and mineral taxes	0.53	0.41	0.57	0.34	0.35	0.37
Transportation and selling	1.39	1.06	0.07	1.42	1.17	1.50
Operating	6.04	5.53	6.33	5.42	4.83	5.61

Netback	19.64	20.92	21.66	24.31	20.50	17.25

Total Liquids – Canada ($/bbl)
Price	28.60	28.21	29.36	31.63	26.99	24.95
Production and mineral taxes	0.48	0.37	0.52	0.31	0.32	0.34
Transportation and selling	1.31	1.00	0.11	1.35	1.10	1.40
Operating	5.55	5.05	5.75	4.98	4.42	5.11

Netback	21.26	21.79	22.98	24.99	21.15	18.10

Total Liquids – North America ($/bbl)
Price	29.77	28.77	30.20	32.03	27.43	25.39
Production and mineral taxes	0.83	0.63	0.82	0.63	0.59	0.49
Transportation and selling	1.18	0.93	0.10	1.23	1.02	1.32
Operating	5.03	4.67	5.24	4.55	4.09	4.82

Netback	22.73	22.54	24.04	25.62	21.73	18.76

Total North America ($/Mcfe)
Price	5.62	5.30	5.83	5.22	5.15	4.98
Production and mineral taxes	0.24	0.21	0.25	0.21	0.22	0.16
Transportation and selling	0.36	0.31	0.27	0.30	0.30	0.37
Operating	0.64	0.55	0.59	0.53	0.52	0.58

Netback	4.38	4.23	4.72	4.18	4.11	3.87

Supplemental Information (prepared in US$)

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

Operating Statistics – After Royalties (continued)

CONTINUING OPERATIONS

Impact of Upstream Realized Financial Hedging	2005	2004
	Q1	Year	Q4	Q3	Q2	Q1

Natural gas ($/Mcf)	0.18	(0.22)	(0.37)	(0.15)	(0.25)	(0.08)

Liquids ($/bbl)	(5.18)	(7.08)	(8.24)	(8.75)	(6.53)	(4.79)

Total ($/Mcfe)	(0.06)	(0.46)	(0.61)	(0.48)	(0.47)	(0.27)

Average Royalty Rates
(excluding impact of realized financial hedging)

Produced Gas
Canada	11.9%	12.5%	12.0%	12.2%	12.7%	13.3%
United States	18.1%	19.6%	19.8%	18.3%	21.1%	19.3%

Crude Oil
Canada and United States	8.7%	9.0%	8.7%	8.8%	11.6%	9.4%

Natural Gas Liquids
Canada	13.8%	15.7%	16.5%	18.5%	13.1%	14.8%
United States	20.0%	18.7%	21.4%	13.6%	20.7%	19.2%

Total North America	13.3%	13.7%	13.8%	13.2%	14.1%	13.7%

DISCONTINUED OPERATIONS

Per-unit Results
(excluding impact of realized financial hedging)

Crude Oil – Ecuador ($/bbl)
Price	35.80	28.68	29.97	33.47	27.78	23.82
Production and mineral taxes	3.42	2.13	2.73	2.62	1.84	1.37
Transportation and selling	2.21	2.12	1.57	2.36	1.92	2.63
Operating	4.26	4.39	5.02	4.35	4.14	4.04

Netback	25.91	20.04	20.65	24.14	19.88	15.78

Crude Oil – United Kingdom ($/bbl)
Price	-	36.92	46.19	40.88	34.68	31.11
Transportation and selling	-	2.06	2.17	2.44	1.85	1.94
Operating	-	6.75	5.00	9.98	7.84	3.86

Netback	-	28.11	39.02	28.46	24.99	25.31

Impact of Upstream Realized Financial Hedging - Crude Oil

Ecuador ($/bbl)	(3.48)	(9.66)	(14.60)	(10.31)	(7.13)	(6.69)

United Kingdom ($/bbl) (1)	-	(7.62)	(6.34)	(11.75)	(7.01)	(5.72)

Average Royalty Rates
(excluding impact of realized financial hedging)

Crude Oil
Ecuador	26.9%	27.1%	27.8%	26.5%	26.5%	27.4%

(1)	Excludes hedges unwound as a result of the United Kingdom disposition.

Supplemental Information (prepared in US$)

EnCana Corporation

FOR FURTHER INFORMATION:

     Investor contact:
     EnCana Corporate Development
     Sheila McIntosh
     Vice-President, Investor Relations
     (403) 645-2194

     Paul Gagne
     Manager, Investor Relations
     (403) 645-4737

     Ryder McRitchie
     Manager, Investor Relations
     (403) 645-2007

Media contact:

Alan Boras
Manager, Media Relations
(403) 645-4747

EnCana Corporation
1800, 855 – 2nd Street SW
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5
Phone: (403) 645-2000
Fax: (403) 645-3400
www.encana.com